 Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CBOE HOLDINGS, INC.,

CBOE CORPORATION,

CBOE V, LLC and

BATS GLOBAL MARKETS, INC.

Dated as of September 25, 2016

-i-

(Continued)

-ii-

(Continued)

-iii-

ANNEX AND EXHIBIT INDEX

Annex I	Defined Term Index

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Certificate of Formation of the Surviving Company
Exhibit C	Form of Operating Agreement of the Surviving Company

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 25, 2016 (as amended in accordance with the terms hereof, this “Agreement”), is by and among CBOE HOLDINGS, INC., a Delaware corporation (“Parent”), CBOE CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), CBOE V, LLC, a Delaware limited liability company (“Merger LLC”) and a wholly owned subsidiary of Parent, and BATS GLOBAL MARKETS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each issued and outstanding share of voting common stock of the Company, par value $0.01 per share (the “Company Voting Common Stock”), and each issued and outstanding share of non-voting common stock of the Company, par value $0.01 per share (the “Company Non-Voting Common Stock” and, together with the Company Voting Common Stock, the “Company Common Stock”), other than any Company Shares owned directly or indirectly by any Parent Company or any Acquired Company and other than Appraisal Shares (as defined below) will be converted into the right to receive the Merger Consideration (as defined below);

WHEREAS, immediately following the Merger, Parent will cause the Surviving Corporation in the Merger to merge with and into Merger LLC, a direct wholly owned subsidiary of Parent (the “Subsequent Merger ”), in accordance with Section 1.4, on the terms and subject to the conditions of this Agreement and in accordance with the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of the Code;

WHEREAS, each of Parent, Merger Sub, Merger LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, as an inducement to and condition of Parent’s, Merger Sub’s and Merger LLC’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain Persons are entering into a voting agreement with Parent dated as of the date hereof (the “Company Voting Agreement”); and

WHEREAS, as an inducement to and condition of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain Persons are entering into a voting agreement with the Company dated as of the date hereof (the

“Parent Voting Agreement” and, together with the Company Voting Agreements, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER AND THE SUBSEQUENT MERGER

Section 1.1 The Merger.

(a)  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

(b)  At the Effective Time, the certificate of incorporation of the Company shall be amended and restated to read as set forth on Exhibit A hereto (with such changes as may be required by the United States Securities and Exchange Commission (the “SEC”) or any other Governmental Entity) and shall thereafter be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law.

Section 1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (such transactions, including the Merger, the Subsequent Merger and the Share Issuance, the “Transactions”) will take place at 10:00 a.m., Chicago time, on a date to be specified by the parties, such date to be no later than the fifth Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI, if the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that may only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), the Closing shall occur instead on (a) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than three (3) Business Days’ written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms may only be satisfied on the Closing Date, but subject to the satisfaction or waiver of those conditions at such time) at such time or (b) such other date, time, or place as agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date (or on such other date as Parent and the Company may agree), the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.4 Subsequent Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger LLC, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger LLC shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. The Subsequent Merger shall have the effects set forth in Section 18-209(g) of the LLC Act. Immediately following the completion of the Subsequent Merger, the Certificate of Formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit B and Exhibit C, respectively (with such changes as may be required by the SEC or any other Governmental Entity).

(b) The Merger and Subsequent Merger, taken together, are intended to be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder.

(c) Each of the parties hereto shall, and shall cause its Affiliates to, treat the Merger and Subsequent Merger for all tax purposes consistent with Section 1.4(b) unless required to do otherwise by applicable Law.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Laws.

Section 1.6 Directors and Officers of Surviving Company; Directors of Certain Subsidiaries. Parent shall take all actions as may be necessary such that (i) the directors of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the directors of the Surviving Company from and after the effective time of the Subsequent Merger and (ii) the officers of the Surviving Corporation immediately prior to the effective time of the Subsequent Merger shall be the officers of the Surviving Company from and after the effective time of the Subsequent Merger, in the case of clause (i) or (ii), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Laws.

Section 1.7 Post-Closing Governance. Prior to the Effective Time, Parent shall take all requisite actions so that, as of the Effective Time, the Board of Directors of Parent (the “Parent Board”) shall consist of fourteen (14) directors, including three (3) individuals designated by the Company who (i) are serving as directors of the Company immediately prior to the Effective Time and (ii) comply with the policies (including clarifications thereof provided to the Company) of the Nominating and Governance Committee of the Parent Board as in effect on the date hereof and previously provided to the Company (each of whom shall be appointed to the Parent Board as of the Effective Time).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock.

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock (each a “Company Share” and collectively, the “Company Shares”) or any shares of capital stock of Merger Sub:

(i)  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii)  Each Company Share that is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”), or other consideration shall be delivered or deliverable in exchange therefor.

(b)  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)  Subject to Sections 2.1(b)(iii), 2.1(c), 2.2 and 2.4, each issued and outstanding share of Company Non-Voting Common Stock and each issued and outstanding share of Company Voting Common Stock (in each case, other than Company Shares to be cancelled in accordance with Section 2.1(a)(ii) and any Appraisal Shares (to the extent provided in Section 2.1(c))), which immediately prior to the Effective Time will be the only classes of common stock of the Company then outstanding, shall thereupon be canceled and extinguished and automatically converted into and shall thereafter represent only the right to receive the following consideration, without interest thereon, upon the surrender of Company Shares in non-certificated book-entry form (“Company Book-Entry Shares”):

(ii)

(A)  Each Company Share with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Mixed Consideration Electing Share”) and each Non-Electing Company Share shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Mixed Consideration”) of (x) $10.00 in cash (the “Per Share Cash Amount”) and (y) 0.3201 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”), subject to adjustment in accordance with Section 2.1(b)(iii).

(B)  Each Company Share with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Cash Electing Company Share”) shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive in cash, without interest, an amount (rounded to two decimal places) (the “Per Share Cash Election Consideration”) equal to the sum of (i) the Per Share Cash Amount plus (ii) the product of the Mixed Election Stock Exchange Ratio multiplied by the Closing Volume-Weighted Average Price; provided, however, that if (x) the product of the number of Cash Electing Company Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (y) the difference between (I) the product of the Per Share Cash Amount and the total number of Company Shares (other than Company Shares to be cancelled in accordance with Section 2.1(a)(ii)) issued and outstanding immediately prior to the Effective Time minus (II) the product of the number of Mixed Consideration Electing Shares (including any Non-Electing Company Shares) and the Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Electing Company Share shall be converted into a right to receive (1)  an amount of cash (without interest) equal to the product (rounded to two decimal places) of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (r) the Exchange Ratio and (s) one (1) minus the Cash Fraction.

(C)  Each Company Share with respect to which an election to receive only stock consideration (a “Stock Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Stock Electing Company Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into a number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the

“Exchange Ratio”), subject to adjustment in accordance with Section 2.1(b)(iii), equal to (i) the Mixed Election Stock Exchange Ratio plus (ii) the quotient (rounded to four decimal places) of the Per Share Cash Amount divided by the Closing Volume-Weighted Average Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Electing Company Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Stock Electing Company Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product (rounded to four decimal places) of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

(iii)  Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding Company Shares or the securities convertible into or exercisable for shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event.

(iv)  The shares of Parent Common Stock to be issued, and cash payable, upon the conversion of Company Shares pursuant to this Section 2.1(b) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e), are referred to collectively as “Merger Consideration.”

(c)  Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(b), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the fair value of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to be Mixed Consideration Electing Shares that have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(b)(ii)(A). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.2 Exchange of Company Shares.

(a)  Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Company Shares. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b)  Each registered holder of one or more Company Book-Entry Shares shall automatically upon the delivery of a Form of Election be entitled to receive, the Merger Consideration. Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered.

(c)  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Company Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until delivery of a Form of Election, in accordance with this Article II. Subject to applicable Law, following delivery of a Form of Election, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such delivery, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time.

(e)  No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(b) (or would be entitled but for this Section 2.2(e)) and (ii) an amount equal to the Closing Volume-Weighted Average Price. The amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock shall be paid by the Exchange Agent, without interest, to the holders of Company Common Stock entitled to receive such cash at the time of payment of the other Merger Consideration to which such holders are entitled.

(f)  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)(i).

(g)  None of Parent, Merger Sub, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.2(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis, provided that no such investment or losses thereon shall affect the Merger Consideration payable hereunder and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Shares in the amount of any such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration. Any interest and other income resulting from such investments shall be paid to Parent.

(i) Parent, the Surviving Corporation, the Surviving Company or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amount deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, in the case of any amounts withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the Person in respect of which such deduction or withholding was made.

Section 2.3 Company Election Procedures.

(a)  Each Person who, on or prior to the Election Deadline, is a record holder of Company Shares other than Appraisal Shares shall be entitled to specify the number of such holder’s Company Shares with respect to which such holder makes a Cash Election, a Stock Election or a Mixed Election.

(b) Parent shall prepare and file as an exhibit to the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (together with any amendment or supplements thereto, the “Form S-4”) a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. The Company shall mail the Form of Election with the proxy statement relating to the adoption and approval of this Agreement by the Company’s stockholders and the approval of the Share Issuance by Parent’s stockholders (together with any amendment or supplements thereto, the “Joint Proxy Statement”) to all Persons who are record holders of Company Shares as of the record date for the Company Stockholder Meeting. The Form of Election shall be used by each record holder of Company Shares (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Stock Election or a Mixed Election. In the event that a holder fails to make a Cash Election, a Stock Election or a Mixed Election with respect to any Company Shares held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Mixed Election with respect to those Company Shares (each such Company Share, a “Non-Electing Company Share”). The Company shall use its reasonable best efforts to make the Form of Election available to all Persons who become record holders of Company Shares during the period between the record date for the Company Stockholder Meeting and the Election Deadline.

(c)  Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the date that is two (2) Business Days preceding the Closing Date (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Stock Election or a Mixed Election is validly made with respect to any Company Shares, no further registration of transfers of such Company Shares shall be made on the stock transfer books of the Company, unless and until such Cash Election, Stock Election or Mixed Election is properly revoked.

(d)  Parent and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e)  Any Cash Election, Stock Election or Mixed Election may be revoked with respect to all or a portion of the Company Shares subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Stock Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Stock Election is revoked, the Company Shares as to which such election previously applied shall be treated as Mixed Consideration Electing Shares in accordance with Section 2.1(b)(i) unless a contrary election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.3(c). The accounts of holders of Company Book-Entry Shares will not be credited at the Depository Trust Company, unless the holder so requests.

(f)  The determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.3 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(b), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent (subject to the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned), make any rules as are consistent with this Section 2.3 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

Section 2.4 Treatment of Company Stock Awards.

(a) Each option (or portion thereof) to purchase Company Common Stock granted under any Company Stock Plan (a “Company Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire Company Shares and shall be converted at the Effective Time, without any action on the part of any holder of any Company Stock Option, into an option to purchase Parent Common Stock (a “Parent Stock Option”), on the same terms and conditions (including vesting schedule) as were applicable to such Company Stock Option (for the avoidance of doubt, taking into account any changes thereto (including any acceleration or vesting thereof, as may be provided for in the relevant Company Stock Plan, the applicable award document or any applicable employment agreement or retention policy) in connection with the Transactions). The number of shares of Parent Common Stock subject to each such Parent Stock Option shall be equal to (i) the number of Company Shares subject to each such Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio (subject to adjustment in accordance with Section 2.1(b)(iii)), rounded down to the nearest whole share of Parent Common Stock, and each such Parent Stock Option shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Share specified in such Company Stock Option, divided by (y) the Exchange Ratio (subject to adjustment in accordance with Section 2.1(b)(iii)); provided, that in the case of any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided, further, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of each Company Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

(b)  As of the Effective Time, each outstanding award of restricted Company Common Stock (“Company Restricted Shares”) granted pursuant to a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Parent and shall be converted into an award of restricted shares of Parent Common Stock (“Parent Restricted Shares”). Each such Parent Restricted Share shall be subject to the same terms and conditions (including vesting schedule) that applied to the corresponding Company Restricted Share immediately prior to the Effective Time (but taking into account any changes thereto provided for in this Agreement). As of the Effective Time, the number of Parent Restricted Shares into which the Company Restricted Shares are so assumed and converted shall be equal to the product of (i) the total number of outstanding Company Restricted Shares immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.

(c)  Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Purchase Plan and all outstanding rights thereunder as of immediately prior to the Effective Time; provided that from and after the date hereof, the Company shall take all actions necessary to (i) ensure that no new Offering Period (as such term is defined in the Company Stock Purchase Plan) commences after the date hereof, (ii) ensure that no new participants are permitted to participate in the Company Stock Purchase Plan and that the existing participants thereunder may not increase their elections with respect to the Offering Period in effect on the date hereof (the “Final Payment Period”) and (iii) provide notice to participants describing the treatment of the Company Stock Purchase Plan pursuant to this Section 2.4(c). If the Effective Time occurs during the Final Payment Period, the Final Payment Period shall terminate no later than the day immediately prior to the Closing Date, and the Company shall cause the exercise date applicable to the Final Payment Period to accelerate and occur on such termination date with respect to any then-outstanding options. Notwithstanding anything to the contrary herein, (A) all amounts allocated to each participant’s account under the Company Stock Purchase Plan at the end of the Final Payment Period shall thereupon be used to purchase from the Company whole Company Shares at the applicable price under the Company Stock Purchase Plan for such Final Payment Period, which Company Shares shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.1(b), and (B) as promptly as practicable following the purchase of Company Shares in accordance with the foregoing clause (A) each participant in the Company Stock Purchase Plan shall be returned the funds, if any, that remain in such participant’s account after such purchase.

(d) Prior to the Effective Time, the board of directors of the Company (the “Company Board”) (or an appropriate committee thereof) shall adopt such resolutions as are necessary for the treatment of the Company Restricted Shares, Company Stock Options and rights under the Company Stock Purchase Plan (collectively, the “Company Stock Awards”) as contemplated by this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Company SEC Documents filed with, or furnished to, the SEC since April 14, 2016 and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Section 3.2, 3.3, 3.20, 3.21 or 3.22, the Company represents and warrants to Parent, Merger Sub and Merger LLC as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1 of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and the jurisdictions in which each Acquired Company is qualified to conduct business. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except, in the case of Acquired Companies other than the Company and any Material Company Subsidiary, for any failure to be so organized, existing or in good standing as would not be material to the Acquired Companies, taken as a whole. Each Acquired Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c)  The Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company and equity interests in another Person held by the Company or any of the Subsidiaries of the Company that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 362,500,000 shares of Company Voting Common Stock, 29,000,000 shares of Company Non-Voting Common Stock, and 43,500,000 shares of preferred stock of the Company, par value $0.01 per share (“Company Preferred Stock”). As of the close of business in New York City on September 19, 2016 (the “Company Specified Time”), (i) 100,665,411 Company Shares have previously been issued, of which 96,392,210 remain outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 4,273,201 Company Shares were held in treasury and (iv) no Company Shares were held by any of the Company’s Subsidiaries. No Company Share is represented by a certificate.

(b)  As of the Company Specified Time, the Company had no Company Shares or shares of Company Preferred Stock reserved for issuance, except for (i) 6,366,478 Company Shares reserved for future grants pursuant to the Company Stock Plans, (ii) 1,946,038 Company Shares subject to outstanding Company Stock Options, (iii) 582,000 Company Shares reserved for issuance pursuant to the Company Stock Purchase Plan and (iv) rights to purchase a maximum of 26,814 Company Shares under the Company Stock Purchase Plan (excluding rights to purchase Company Shares as set forth in Section 3.2(b) of the Company Disclosure Letter) (assuming an exercise price equal to 90% of the fair market value of a Company Share on the offering date for the current offering period under the Company Stock Purchase Plan). The Company has made available to Parent true, correct and complete copies of all Company Stock Plans pursuant to which any Company Stock Awards are outstanding and the forms of all award agreements evidencing such awards. Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Award outstanding as of the Company Specified Time: (i) the Company Stock Plan pursuant to which such Company Stock Award was granted; (ii) the name of the holder of such Company Stock Award; (iii) the type of Company Stock Award; (iv) the number of Company Shares subject to such Company Stock Award; (v) the date on which such Company Stock Award was granted; (vi) the extent to which such Company Stock Award is vested as of the date of this Agreement and the times and extent to which such Company Stock Award is scheduled to become vested after the date of this Agreement; and (vii) the impact of the consummation of the Merger on the vesting of each such Company Stock Award.

(c)  As of the date of this Agreement, except as set forth in Section 3.2(a) and except for changes since the Company Specified Time resulting from the exercise or settlement of the Company Stock Awards referred to in Section 3.2(b) and for the related award agreements in each case pursuant to Company Stock Plans, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than Company Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than Company Stock Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company other than the Company Voting Agreements or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d)  Since the Company Specified Time, the Company has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the vesting of Company Restricted Shares and shares subject to Company Stock Awards in accordance with the terms of such instruments.

(e)  As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Shares.

Section 3.3 Authority.

(a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b)  The Company Board, at a meeting duly called and held, duly and unanimously (as among the members of the Company Board present) adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger and the other Transactions are in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) recommending that the Company’s stockholders adopt this Agreement and (v) declaring that this Agreement is advisable. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Merger.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) subject to any required approval by the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder of the Merger, the Subsequent Merger, and any related amendments to the governance documents and rules of the Parent Companies or the Acquired Companies, conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies (or any properties or assets of any of the Parent Companies, other than the Acquired Companies, following the Effective Time), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, commission or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), (and the rules and regulations promulgated thereunder) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the Bats BZX Exchange, Inc. in its capacity as the listing exchange for the Company Voting Common Stock, (v) notifications to the U.K. Financial Conduct Authority of a change in control in accordance with the applicable rules promulgated under the U.K. Financial Services and Markets Act 2000, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case, as required by the DGCL and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 3.5 SEC Reports; Financial Statements.

(a)  The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since April 14, 2016 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Company SEC Documents complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements by virtue of such Subsidiary’s operations as a securities exchange, quotation system, broker or dealer.

(b)  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements and except as permitted by the SEC under the Exchange Act).

(c)  The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) reasonably designed to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since April 14, 2016, the Company has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d)  Since April 14, 2016, (i) the then-acting Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e)  Since January 1, 2015, (i) no Acquired Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies, whether or not employed by any of the Acquired Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f)  The Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since December 16, 2015 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Acquired Companies.

Section 3.6 No Undisclosed Liabilities; Indebtedness. (a) No Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise,

except for liabilities and obligations (i) reflected or reserved against in the Company’s consolidated balance sheet as at December 31, 2015 (or the notes thereto), (ii) incurred in the ordinary course of business since December 31, 2015 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at December 31, 2015, (iii) arising out of or in connection with this Agreement or the Transactions or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement, none of the Acquired Companies has any third-party indebtedness for borrowed money (including any guarantee of any third-party indebtedness for borrowed money of any Person) except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S -4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders and Parent’s Stockholders or at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger LLC for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2015 until the date hereof, (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect and (c) there has not been any action taken or not taken that, if occurred after the date hereof without Parent’s written consent, would have resulted in a breach of Section 5.1.

Section 3.9 Litigation. As of the date of this Agreement, (a) there is no suit, action, proceeding, arbitration, mediation, audit, hearing, formal investigation, civil investigative demand, inquiry or request for documents commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitral body (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company, any Acquired Company’s properties or assets or any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such), that

(i) reasonably relates to or involves more than $10,000,000, (ii) seeks or imposes any material injunctive relief, (iii) was commenced by a Governmental Entity or (iv) individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect, and (b) no Acquired Company nor any of its properties or assets nor any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that reasonably relates to or involves more than $10,000,000.

Section 3.10 Compliance with Laws; Permits.

(a)  The Acquired Companies are in, and at all times since January 1, 2014, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and excluding instances where an Acquired Company may operate inconsistent with its rulebook in potential violation of Section 19(g) of the Exchange Act where it is not reasonably expected to result in a disciplinary action by the SEC. None of the Acquired Companies has received any written communication during the past two years from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law in any material respect.

(b)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in, compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in, compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d)  The Acquired Companies have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit- sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) that is sponsored or maintained by any of the Acquired Companies under which any current or former employee, director or individual independent contractor of any of the Acquired Companies has any present or future right to benefits or (ii) for which any of the Acquired Companies has any current or future potential (including contingent) material liability to or on behalf of any current or former employee, officer, director or individual independent contractor of any of the Acquired Companies (including an obligation to make contributions). With respect to each material Company Plan, the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (A) all plan documents, including all amendments, (B) all related trust agreements or other funding instruments, insurance contracts and material administrative contracts, (C) the most recent determination or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan,

(D) the current summary plan description and other equivalent written communications by any of the Acquired Companies to their respective employees concerning the extent of the benefits provided under such Company Plan, including any summaries of material modifications, (E) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year, (F) all material correspondence with any Governmental Entity relating to any Action or potential Action involving such Company Plan and (G) any discrimination, coverage or similar annual tests performed during the most recent plan year.

(b) With respect to the Company Plans:

(i)  each Company Plan has been established and administered in all respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except for such failures to be established, administered or comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(ii)  no material non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or any material accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan and any applicable Laws have been timely made and all material obligations in respect of each Company Plan as of the date hereof (including all premiums, fees and administrative expenses required to be paid under or in connection with each Company Plan) have been accrued and reflected in the Company’s financial statements to the extent required by GAAP, consistently applied;

(iii)  each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that would reasonably be expected to cause any such Company Plan to not be so qualified;

(iv)  there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of the Company Plans or to the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), nor, to the knowledge of the Company, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(v)  to the knowledge of the Company, each Company Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all material respects in accordance with its terms and according to the requirements of Section 409A of the Code and the regulations promulgated thereunder;

(vi)  no Person is entitled to receive any additional payment from any of the Acquired Companies as a result of the imposition of a Tax under Section 409A of the Code;

(vii)  each Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in all respects in accordance with all applicable requirements of such Laws, and the Acquired Companies have complied in all respects with all of their respective obligations under such non-U.S. Law, in each case, except for such failures to be maintained, operated or comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions; and

(viii)  to the knowledge of the Company, the execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Acquired Companies make any additional contributions to any such Company Plans.

(c)  No Company Plan is subject to Title IV of ERISA, and neither the Company nor any of its ERISA Affiliates has any material liability, whether direct, indirect, contingent or otherwise, under Section 412 of the Code or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).

(d)  No Acquired Company has any obligations for material post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law or provided during any post-employment severance period. No Acquired Company has any obligation to provide material welfare benefits to any person who is not a current or former director, officer or employee of any of the Acquired Companies, or a beneficiary thereof.

(e)  Neither the Company nor any of its ERISA Affiliates has any material liability of any kind whatsoever, direct, indirect, contingent or otherwise, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code or (ii) under Section 502(i) or 502(l) of ERISA.

(f)  The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Company Plan.

(g)  There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of any of the Acquired Companies or any other person that, individually or in the aggregate, as a result of the consummation of the Transactions (either alone or in connection with any other event), would reasonably be expected to give rise to the payment of any amount that will not be deductible by any of the Acquired Companies under Section 280G of the Code, and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

(h)  Set forth in Section 3.11(h) of the Company Disclosure Letter is a list of each holder of a performance-based cash bonus award and the amount that will be paid to such holder in connection with the Transactions.

Section 3.12 Labor Matters

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any of its employees, and no Acquired Company has been a party to or bound by any such agreement within the last three years. No Acquired Company is obligated under any agreement to recognize or bargain with any labor organization, representative or union. Since January 1, 2015, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not, except where such dispute, strike, picketing, work stoppage, lockout or organizational activity has not had, and would not reasonably be expected to have a Company Material Adverse Effect. Each Acquired Company has complied in all respects with all applicable Laws and administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining, as well as the Workers Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and all other state, local and federal Laws pertaining to employment and labor, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Further, there are no Actions or material charges, grievances, complaints or investigations pending or, to the knowledge of the Company, threatened by or on behalf of any employee or group of employees of any of the Acquired Companies, including any charges, grievances, complaints or investigations alleging material violations of state or federal Laws related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of any court, arbitrator or tribunal, the Office of Federal Contract Compliance, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the U.S. or any State Department of Labor, in each case, except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States is duly authorized to work in the United States and the Acquired Companies have complied in all material respects with applicable Laws concerning the employment eligibility verification of each current employee and of each former employee covered by record retention requirements, including with respect to Form I-9. No Acquired Company is a federal, state or local government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements.

(b)  Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all of the employees of the Acquired Companies, including, with respect to each such employee, his or her name, position, date of hire, location, annual salary or base compensation, bonus opportunity, status as full-time or part-time, status as exempt or non-exempt and status as active or inactive.

(c)  Section 3.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all individual independent contractors of the Acquired Companies that any of the Acquired Companies has paid more than $100,000 to during the last calendar year and with respect to each, the total amount of such payments, a brief description of the services provided and the duration of such contractor’s engagement. To the knowledge of the Company, all individual independent contractors of the Acquired Companies have been properly classified as such under applicable Law.

Section 3.13 Environmental Matters.

(a)  Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a material liability under Environmental Laws: (i) each Acquired Company is, and at all times subject to the relevant statute of limitations has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern present within any Company Real Property or on, or under or emanating from any property currently or, to the knowledge of the Company, formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks at the Owned Company Real Property or utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) no Acquired Company has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Company product or service; and (v) no Acquired Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

(b)  For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)  “Environmental Laws” means all non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii)  “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii)  “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other substances, whether man-made or naturally occurring that, due to their hazardous, toxic (or words of similar import) nature, are regulated under any Law pertaining to pollution or protection of human health or the environment.

Section 3.14 Taxes.

(a)  All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects.

(b)  The Acquired Companies have timely paid all material Taxes that may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c)  All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d)  There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any Taxes for which an Acquired Company may be liable.

(e)  All deficiencies asserted in writing or assessments made in writing as a result of any examination of Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f)  No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g)  With respect to each material income Tax Return required to be filed by or with respect to any Acquired Company, (i) such Tax Return has been examined by the appropriate

Governmental Entity with all issues finally resolved or (ii) the period for assessment of Taxes related to such Tax Return has expired (taking into account all applicable extensions and waivers).

(h)  No Acquired Company will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other material tax benefit, in each case in any taxable period (or portion thereof) after the Effective Time, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or receipt of any prepaid amount, in each case prior to the Effective Time.

(i)  No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(j)  The Company has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code within the five-year period ending on the date hereof.

(k)  No Acquired Company is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement with any other Acquired Company).

(l)  There are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(m)  No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(n)  No Acquired Company is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than any such group that only includes Acquired Companies). No Acquired Company has any potential liability for Taxes of any other Person (other than another Acquired Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(o)  Neither the Company nor any Acquired Company has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of the Company, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. The representations and warranties set forth in the Company Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger and the Subsequent Merger occurred on the date hereof.

(p) As used in this Agreement:

(i)  “Tax” (and, with correlative meaning, “Taxes”) means: (A) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (B) any liability for the payment of amounts determined by reference to amounts described in clause (A) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise.

(ii)  “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, any Parent Company) or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Acquired Companies (or, after the Effective Time, any Parent Company) or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants “most favored nation” or similar status that, following the Effective Time, would apply to Parent or any of its Subsidiaries, including any of the Acquired Companies; (D) contains any “exclusivity”, preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Acquired Companies (or, after the Effective Time, would prohibit or limit, in any material respect, the right of any Parent Company) to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Company Owned Intellectual Property rights; (E) obligates any of the Acquired Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than $2,000,000, in the aggregate; or (F)

involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person;

(ii)  any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or any other obligation of any Acquired Company having an outstanding principal amount in excess of $1,000,000 (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii)  any Contract relating to any joint venture, strategic alliance or partnership material to the Acquired Companies, taken as whole;

(iv)  any Contract under which any of the Acquired Companies made payments of more than $2,000,000 during the fiscal year ended December 31, 2015 or reasonably expects to make payments of more than $2,000,000 during the fiscal year ending December 31, 2016 and, in either case, (A) is not terminable by any Acquired Company upon notice of 30 days or less without penalty and (B) excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

(v)  any Contract under which any of the Acquired Companies received payments of more than $500,000 during the fiscal year ended December 31, 2015 or reasonably expects to receive payments of more than $500,000 during the fiscal year ending December 31, 2016 and, in either case, excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

(vi)  any Contract that provides for any standstill pursuant to which any Acquired Company has agreed not to acquire assets or securities of another Person;

(vii)  any (A) employment Contract that (x) provides for an annual base salary in excess of $250,000 or (y) is not terminable without cause by any of the Acquired Companies by notice of not more than sixty (60) days or without any termination payment or penalty or (B) any severance, retention, change in control or similar Contract;

(viii)  any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of the Acquired Companies, taken as a whole;

(ix)  any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $1,000,000, under which any of the Acquired Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

(x)  any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Acquired Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xi)  any Contract with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity, in each case, that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract and entails material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xii)  any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(xiii)  any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xiv)  any lease, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Acquired Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of $500,000 (collectively, the “Company Real Property Leases”);

(xv) any disaster recovery or data center Contract;

(xvi)  any Contract entered into prior to the date hereof that is required to be filed by the Company in a future report to be filed or furnished to the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement; and

(xvii)  any Contract (other than those described in the foregoing clauses (i) through (xvi)) that is material to the business of the Acquired Companies, taken as a whole.

Each Contract entered into prior to the date hereof that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 3.15(a) or Section 3.18(b) of the Company Disclosure Letter, a “Company Material Contract.”

(b) True, correct and complete copies (subject to apparent redactions) of all Company Material Contracts have been made available to Parent in accordance with all applicable Laws. Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company to which it is currently or has, within the 12 months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance.

(a)  Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Acquired Company or pursuant to which any of the Acquired Companies is a named insured, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2015, the Company and each Material Company Subsidiary has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate and (ii) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2015, no Acquired Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than in connection with ordinary course renewals).

(b)  Section 3.16(b) of the Company Disclosure Letter sets forth a complete and correct list of the annual premiums for the Company’s current fiscal year for the Company’s directors’ and officers’ liability insurance policy (“D&O Insurance”).

Section 3.17 Properties.

(a) Section 3.17(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by any of the Acquired Companies (the “Owned Company Real Property”), and Section 3.17(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property leased, licensed or occupied by any of the Acquired Companies (the “Leased Company Real Property” and, together with the Owned Company Real Property, the “Company Real Property”). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, an Acquired Company has good fee simple title to the Owned Company Real Property free and clear of all Liens, except Permitted Liens. No Acquired Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Owned Company Real Property or other material real property or any material portion thereof or interest therein other than pursuant to any Company Real Property Lease.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, rent and other sums and charges payable by any Acquired Company as tenants under any Company Real Property Lease are current in all material respects, and each Acquired Company has a good and valid leasehold interest in each parcel of real property leased by it pursuant to a Company Real Property Lease free and clear of all Liens, except for Permitted Liens.

Section 3.18 Intellectual Property; Software.

(a)  Section 3.18(a) of the Company Disclosure Letter contains a true, correct and complete list of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Company Domain Names, registered Copyrights and applications to register Copyrights.

(b)  Section 3.18(b) of the Company Disclosure Letter contains a true, correct and complete list of all material Contracts, licenses, sublicenses, assignments and indemnities, other than “shrink-wrap,” “click-through” or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any Company Software (including any delivery, release, copy, license, or disclosure of source code of any Company Software to any third party) necessary to conduct the business of the Acquired Companies as presently conducted or (ii) other Company Intellectual Property necessary to conduct the business of the Acquired Companies as presently conducted and owned by a third party to which any Acquired Company holds a license (collectively, the “Company Intellectual Property Agreements”).

(c)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) an Acquired Company solely and exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in the Company’s business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Company Owned Intellectual Property and the rights of the Acquired Companies in Intellectual Property under the Company Intellectual Property Agreements are all those Intellectual Property rights necessary to conduct the business of the Acquired Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not affect any ownership, license rights or similar rights in and to the Company Intellectual Property.

(d)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the business of the Acquired Companies (including the Company Software), as presently conducted, does not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; (ii) there are no infringement or misappropriation Actions pending with respect to any Company Intellectual Property and (iii)

no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property.

(e)  Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Company Owned Intellectual Property have executed a valid and enforceable agreement or are subject to an employment policy granting an assignment in favor of an Acquired Company of all right, title and interest in such material.

(f)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) except to the extent the disclosure of Know-How included in the Company Owned Intellectual Property has been made pursuant to applicable Law or in accordance with standard industry practice, the Acquired Companies have taken commercially reasonable measures to own and maintain the confidentiality of all Know-How included in the Company Owned Intellectual Property that an Acquired Company has elected to protect as a trade secret, (ii) there has been no breach or violation by any other party to any confidentiality obligations governing the use of such Know-How, (iii) there has been no unauthorized disclosure or use of such Know-How of the Acquired Companies and (iv) the Acquired Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all such Know-How of the Acquired Companies.

(g)  To the knowledge of the Company, the Company owns or has a right to access and use in all material respects all the Company IT Systems, as such Company IT Systems are currently used by the Acquired Companies. The Acquired Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Company IT Systems and the Company Data in accordance in all material respects with generally accepted standards within the information technology industry for companies of comparable size and stage. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Acquired Companies, (ii) are, including in relation to any data stored or processed therein, fully functional in all material respects and no material errors or defects which have not been fully remedied or rectified have been discovered therein, (iii) have not suffered any material security breach or any security breach required to be reported under the Regulation Systems Compliance and Integrity, as adopted by the U.S. Securities and Exchange Commission, since November 3, 2015 and (iv) do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user’s consent.

(h)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Open Source Code licensed to any Acquired Company is incorporated into or distributed with any Company Software owned by any

Acquired Company in a manner that would require that any such Company Software owned by any Acquired Company to be made available or distributed in source code form.

(i)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Acquired Companies are in, and at all times since January 1, 2014, have been in, compliance with all Company Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data gathered or accessed in the course of their operations, (ii) none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no violation of any such Laws or Company Privacy Policies through the date hereof, (iii) the Acquired Companies are in compliance in all respects with all of their respective contractual commitments with respect to such Personal Data and have commercially reasonable safeguards in place to protect such Personal Data in their possession or control from unauthorized access consistent with such applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Company Privacy Policies and contractual commitments, (iv) there have been no data breaches involving any such Personal Data in the possession of any of the Acquired Companies, and none of the Acquired Companies nor any other Person has made any illegal or unauthorized use or disclosure of such Personal Data that was collected by or on behalf of any of the Acquired Companies and (v) none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies after the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(j)  Except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have all necessary and required rights to license, use, sublicense and distribute all Company Data to conduct the business of the Acquired Companies as presently conducted.

(k)  For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)  “Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Acquired Companies;

(ii)  “Company Domain Names” means all Domain Names owned or purported to be owned by any Acquired Company;

(iii)  “Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right;

(iv)  “Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies;

(v)  “Company Owned Intellectual Property” means Intellectual Property and Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

(vi)  “Company Privacy Policy” means each external or internal, past or present, privacy policy of any Acquired Company, including any policy relating to: (A) the privacy of users of any Company Software; (B) the collection, storage, disclosure or transfer of any Company User Data or Personal Data; and (C) any employee information;

(vii)  “Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Acquired Company has (or purports to have) any license or similar right;

(viii)  “Company User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Company Software;

(ix)  “Copyrights” means any and all works of authorship (whether or not copyrightable), moral rights, U.S. and non-U.S. registered and unregistered copyrights, mask works in both published works and unpublished works of authorship, and pending applications to register the same, and all copyrightable subject matter;

(x)  “Domain Names” means any and all rights in internet web sites and internet domain names;

(xi)  “Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights, Know-How, databases and data compilations and any other similar type of proprietary intellectual property right;

(xii)  “Know-How” means any and all confidential or proprietary information, know-how, trade secrets, customer lists, technical information, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology;

(xiii)  “Open Source Code” means any and all software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

(xiv)  “Patents” means any and all U.S. and non-U.S. patents, patent applications and inventions and discoveries that may be patentable, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

(xv)  “Permitted IP Encumbrance” means any such matters of record, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of as currently conducted;

(xvi)  “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person and includes Protected Health Information;

(xvii)  “Protected Health Information” means “individually identifiable health information” as defined by the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations;

(xviii)  “Software” means any and all computer programs, applications, systems, and software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

(xix)  “Trademarks” means any and all U.S. (both federal and state) and non-U.S. trade names, logos, trade dress, assumed business names, trade names, registered and unregistered trademarks, service marks and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Affiliate Transactions. No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened as of the date hereof to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

Section 3.20 Brokers. Except for Barclays Capital Inc. and UBS Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all Contracts between any of the Acquired Companies and each of Barclays Capital Inc. and UBS Securities LLC have been made available to Parent solely for informational purposes (subject to redaction of the fee structure contained therein so long as the Company has orally provided Parent with its calculation of the fee payable to each such broker assuming that the Closing were to occur as of the date hereof).

Section 3.21 Takeover Statutes. No Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, the Merger, the Subsequent Merger or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.22 Fairness Opinion. The Company Board has received the oral opinion of Barclays Capital Inc., dated as of the date of this Agreement, to be confirmed in writing (with a copy provided solely for informational purposes to Parent promptly after the Company receives such confirmation), to the effect that, as of such date and subject to the assumptions, limitations and qualifications reflected therein, the Merger Consideration to be offered to the stockholders of the Company in the Merger, is fair, from a financial point of view, to the Company’s stockholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER LLC

Except as (a) set forth in the corresponding section of the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, (it being understood that the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections) or (b) disclosed in the Parent SEC Documents filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded); provided, however, that any such disclosures in such Parent SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.2, 4.3, 4.20, 4.21 or 4.23, Parent, Merger Sub and Merger LLC jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a)  Each of Parent, Merger Sub and Merger LLC is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except for any failure to be so organized, existing or in good standing as would not be material to the Parent Companies, taken as a whole. Each Parent Company has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and the comparable charter and organizational documents of Merger Sub, Merger LLC and each Material Parent Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Parent Subsidiary” means any Subsidiary of Parent that is listed in Section 4.1(b) of the Parent Disclosure Letter.

(c)  Parent or another Parent Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of Parent and equity interests in another Person held by Parent or any of the Subsidiaries of Parent that consists of less than 1% of the outstanding capital stock or equivalent equity interests of such Person, neither Parent nor any Subsidiary of Parent owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest.

Section 4.2 Capital Stock.

(a)  The authorized capital stock of Parent consists of 20,000,000 shares of preferred stock of Parent, par value $0.01 per share (“Parent Preferred Stock”), and 325,000,000 shares of Parent Common Stock. As of the close of business in New York City on September 22, 2016 (the “Parent Specified Time”), (i) 81,769,188 shares of Parent Common Stock were issued and outstanding (including 483,881 Parent Restricted Shares, which includes performance-based Parent Restricted Shares assuming a target level of performance), (ii) no shares of Parent Preferred Stock were issued or outstanding and (iii) no shares of Parent Preferred Stock or Parent Common Stock were held by Parent as treasury shares.

(b)  As of the Parent Specified Time, Parent had no shares of Parent Common Stock or shares of Parent Preferred Stock reserved for issuance, except for (i) 4,549,901 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans and (ii) 320,688 shares of Parent Common Stock subject to outstanding Parent restricted stock units

(“Parent RSUs”). Parent has made available to the Company true, correct and complete copies of all Parent Stock Plans pursuant to which any Parent Restricted Shares and Parent RSUs (collectively, “Parent Stock Awards”) are outstanding and the forms of all award agreements evidencing such awards.

(c) As of the date of this Agreement, except as set forth in Section 4.2(a) and except for changes since the Parent Specified Time resulting from the exercise or settlement of the Parent RSUs referred to in Section 4.2(b) and for the related award agreements, in each case pursuant to Parent Stock Plans, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than Parent RSUs); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than Parent RSUs); (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent (any such rights described in this clause (iv), “Parent Stock Equivalents”); (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent other than the Parent Voting Agreements or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote (“Parent Voting Debt”).

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub and Merger LLC has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of the Share Issuance by the holders of a majority of the shares of Parent Common Stock entitled to vote thereon and present in person or represented by proxy at the Parent Stockholder Meeting (the “Parent Stockholder Approval”) and subject to the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC, to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger LLC and the consummation by Parent, Merger Sub and Merger LLC of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC, and no other corporate or limited liability company proceedings on the part of Parent, Merger Sub or Merger LLC are necessary to approve this Agreement or to consummate the Transactions other than the Parent Stockholder

Approval, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub and the adoption of this Agreement by Parent in its capacity as sole member of Merger LLC. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger LLC and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub and Merger LLC in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent Board, at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Subsequent Merger, the Share Issuance and the other Transactions, (ii) determining that the terms of the Merger, the Subsequent Merger, the Share Issuance and the other Transactions are in the best interests of Parent and its stockholders and (iii) recommending that Parent’s stockholders approve the Share Issuance. The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Parent required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Share Issuance.

Section 4.4 No Conflict; Consents and Approvals.

(a)  The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not (i) subject to any required approval by the SEC pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder of the Merger, the Subsequent Merger, and any related amendments to the governance documents and rules of the Parent Companies or the Acquired Companies, conflict with or violate the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Material Parent Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Parent Material Contract, (iv) result in any breach or violation of any Parent Plan (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  The execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the NASDAQ Stock Market LLC, (v) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger and the certificate of merger in connection with the Subsequent Merger, in each case as required by the DGCL, (vi) approval by FINRA under NASD Rule 1017 with respect to the change of ownership or control of broker dealer entities that are Acquired Companies, (vii) approvals by the U.K. Financial Conduct Authority of a change in control under the U.K. Financial Services and Markets Act 2000 and (viii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent, Merger Sub or Merger LLC to perform their respective obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 4.5 SEC Reports; Financial Statements.

(a)  Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2015 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Parent SEC Documents complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of Parent is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system, in each case except for periodic reporting requirements by virtue of such Subsidiary’s operations as a securities exchange, quotation system, broker or dealer.

(b)  The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements and except as permitted by the SEC under the Exchange Act).

(c)  Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) reasonably designed to provide reasonable assurances regarding the reliability of financial reporting for the Parent Companies. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Prior to the date hereof, Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded prior to the date of this Agreement that such controls were effective. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2015, Parent has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d)  Since January 1, 2015, (i) the then-acting Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e)  Since January 1, 2015, (i) no Parent Company nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of any of the Parent Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Parent Companies, whether or not employed by any of the Parent Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) Parent has made available to the Company true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2015 relating to the Parent SEC Documents and all written responses of Parent thereto other than with respect to requests for confidential treatment. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Parent Companies.

Section 4.6 No Undisclosed Liabilities; Indebtedness. (a) No Parent Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (i) reflected or reserved against in Parent’s consolidated balance sheet as at December 31, 2015 (or the notes thereto), (ii) incurred in the ordinary course of business since December 31, 2015 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at December 31, 2015, (iii) arising out of or in connection with this Agreement or the Transactions or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date of this Agreement, none of the Parent Companies has any third-party indebtedness for borrowed money (including any guarantee of any third-party indebtedness for borrowed money of any Person) except for such indebtedness between the Parent Companies or guaranties by any Parent Company of indebtedness of any Parent Company.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders and the Company Stockholders or at the time of the Parent Stockholder Meeting or Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Joint Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since December 31, 2015 until the date hereof, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, and would reasonably be expected to have a Parent Material Adverse Effect and (c) there has not been any action taken or not taken that, if occurred after the date hereof without the Company’s written consent, would have resulted in a breach of Section 5.2.

Section 4.9 Litigation . As of the date of this Agreement, (a) there is no Action pending or, to the knowledge of Parent, threatened against any Parent Company, any Parent Company’s present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such), that (i) reasonably relates to or involves more than $10,000,000, (ii) seeks or imposes any material injunctive relief, (iii) was commenced by a Governmental Entity or (iv) individually or in the aggregate, has had, or would reasonably be expected to have a Parent Material Adverse Effect, and (b) no Parent Company nor any of its properties or assets nor any Parent Company’s present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such) is subject to any judgment, order, injunction, ruling or decree of any Governmental Entity that reasonably relates to or involves more than $10,000,000.

Section 4.10 Compliance with Laws; Permits.

(a)  The Parent Companies are in, and at all times since January 1, 2014, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and excluding instances where a Parent Company may operate inconsistent with its rulebook in potential violation of Section 19(g) of the Exchange Act where it is not reasonably expected to result in a disciplinary action by the SEC. None of the Parent Companies has received any written communication during the past two years from a Governmental Entity that alleges that any Parent Company is not in compliance with any Law in any material respect.

(b)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in compliance with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c)  Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2014, have been in compliance with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of Parent, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(d)  The Parent Companies have in effect all Permits, necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. All Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(e)  Neither Parent nor any of its Related Persons is subject to any applicable “statutory disqualification” (within the meaning of Section 3(a)(39) of the Exchange Act). For purposes of this Section 4.10(e), “Related Persons” of Parent means, (i) any “affiliate” of Parent (as such term is defined in Rule 12b-2 under the Exchange Act); (ii) any other Person (other than any director, officer or affiliate of the Company) with which Parent has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Company; (iii) any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of Parent; and (iv) any partnership or limited liability company in which Parent is a general partner, managing member or manager. Parent is not a registered broker or dealer that has been admitted to membership in any national securities exchange registered under Section 6 of the Exchange Act with the SEC that is a direct or indirect subsidiary of the Company (any such national securities exchange referred to generally as an “Exchange”).

Section 4.11 Benefit Plans.

(a) Section 4.11(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material Parent Plan. For purposes of this Agreement, “Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, (i) that is sponsored or maintained by any of the Parent Companies under which any current or former employee, director or individual independent contractor of any of the Parent Companies has any present or future right to benefits or (ii) for which any of the Parent Companies has any current or future potential (including contingent) material liability to or on behalf of any current or former employee, officer, director or individual independent contractor of any of the Parent Companies (including an obligation to make contributions). With respect to each material Parent Plan, Parent has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments, (ii) all related trust agreements or other funding instruments, insurance contracts and material administrative contracts, (iii) the most recent determination or opinion letter issued by the IRS with respect to such plan, (iv) the current summary plan description and other equivalent written communications by any of the Parent Companies to their respective employees concerning the extent of the benefits provided under such Parent Plan, including any summaries of material modifications, (v) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year, (vi) all material correspondence with any Governmental Entity relating to any Action or potential Action involving such Parent Plan and (vii) any discrimination, coverage or similar annual tests performed for the most recent plan year.

(b) With respect to the Parent Plans:

(i)  each Parent Plan has been established and administered in all respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements except for such failures to be established, administered or comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect;

(ii)  no material non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or any material accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Parent Plan, and all material contributions required to be made under the terms of any Parent Plan and any applicable Laws have been timely made and all material obligations in respect of each Parent Plan as of the date hereof (including all premiums, fees and administrative expenses required to be paid under or in connection with each Parent Plan) have been accrued and reflected in Parent’s financial statements to the extent required by GAAP, consistently applied;

(iii)  each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Parent, nothing has occurred and no fact or circumstance exists that would reasonably be expected to cause any such Parent Plan to not be so qualified;

(iv)  there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to any of the Parent Plans or to the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits), nor, to the knowledge of Parent, are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect;

(v)  to the knowledge of Parent, each Parent Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all material respects in accordance with its terms and according to the requirements of Section 409A of the Code and the regulations promulgated thereunder;

(vi)  no Person is entitled to receive any additional payment from any of the Parent Companies as a result of the imposition of a Tax under Section 409A of the Code;

(vii)  each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in all respects in accordance with all applicable requirements of such Laws, and the Parent Companies have complied in all respects with all of their respective obligations under such non-U.S. Law, in each case, except for such failures to be maintained, operated or comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions; and (viii)  to the knowledge of Parent, the execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Parent Companies make any additional contributions to any such Parent Plans.

(c)  No Parent Plan is subject to Title IV of ERISA, and neither Parent nor any of its ERISA Affiliates has any material liability, whether direct, indirect, contingent or otherwise, under Section 412 of the Code or Title IV of ERISA. Neither Parent nor any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan subject to Section 4063 or 4064 of ERISA, or a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).

(d)  No Parent Company has any obligations for material post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law or provided during any post-employment severance period. No Parent Company has any obligation to provide material welfare benefits to any person who is not a current or former director, officer or employee of any of the Parent Companies, or a beneficiary thereof.

(e)  Neither Parent nor any of its ERISA Affiliates has any material liability of any kind whatsoever, direct, indirect, contingent or otherwise, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code or (ii) under Section 502(i) or 502(l) of ERISA.

(f)  The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Parent Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Parent Plan.

(g)  There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of any of the Parent Companies or any other person that, individually or in the aggregate, as a result of the consummation of the Transactions (either alone or in connection with any other event), would reasonably be expected to give rise to the payment of any amount that will not be deductible by any of the Parent Companies under Section 280G of the Code, and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any of its employees, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative or union. Since January 1, 2015, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity or, to the knowledge of the Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such dispute, strike, picketing, work stoppage, lockout or organizational activity has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all respects with all applicable Laws and administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining as well as WARN, and all other state, local and federal Laws pertaining to employment and labor, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Further, there are no Actions or material charges, grievances, complaints or investigations pending or, to the knowledge of Parent, threatened by or on behalf of any employee or group of employees of any of the Parent Companies, including any charges, grievances, complaints or investigations alleging material violations of state or federal Laws related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of any court, arbitrator or tribunal, the Office of Federal Contract Compliance, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the U.S. or any State Department of Labor, in each case, except as, individually or in the aggregate, have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States is duly authorized to work in the United States and the Parent Companies have complied in all material respects with applicable Laws concerning the employment eligibility verification of each current employee and of each former employee covered by record retention requirements, including with respect to Form I-9. No Parent Company is a federal, state or local government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements. To the knowledge of Parent, all individual independent contractors of the Parent Companies have been properly classified as such under applicable Law.

Section 4.13 Environmental Matters. Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a material liability under Environmental Laws: (a) each Parent Company is, and at all times subject to the relevant statute of limitations has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (b) there are no Materials of Environmental Concern present within any Parent Real Property or on, or under or emanating from any property currently or, to the knowledge of Parent, formerly owned or operated by any of the Parent Companies, except under circumstances that are not reasonably likely to result in liability of any of the Parent Companies under any applicable Environmental Laws; (c) there are no above ground or underground storage tanks at the Owned Parent Real Property or utilized by any of the Parent Companies at any Leased Parent Real Property, and the Parent Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (d) no Parent Company has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location or in respect of any Parent product or service; and (e) no Parent Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of Parent, no such matter has been threatened and there are no facts or conditions that would reasonably be expected to give rise to such claim or complaint.

Section 4.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects.

(b)  The Parent Companies have timely paid all material Taxes that may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c)  All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d)  There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any Taxes for which a Parent Company may be liable.

(e)  All deficiencies asserted in writing or assessments made in writing as a result of any examination of Tax Returns required to be filed by or with respect to any Parent Company have been paid in full or otherwise finally resolved.

(f)  No Parent Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g)  With respect to each material income Tax Return required to be filed by or with respect to any Parent Company, (i) such Tax Return has been examined by the appropriate Governmental Entity with all issues finally resolved or (ii) the period for assessment of Taxes related to such Tax Return has expired (taking into account all applicable extensions and waivers).

(h)  No Parent Company will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other material tax benefit, in each case in any taxable period (or portion thereof) after the Effective Time, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or receipt of any prepaid amount, in each case prior to the Effective Time.

(i)  No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(j)  No Parent Company is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement with any other Parent Company).

(k)  There are no Liens for Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(l)  No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(m)  No Parent Company has any potential liability for Taxes of any other Person (other than another Parent Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(n)  Neither Parent nor any Parent Company has taken any action or failed to take any action or knows of any fact, agreement, plan or other circumstance that would, to the knowledge of Parent, jeopardize the qualification of the Merger and the Subsequent Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code. The representations and warranties set forth in the Parent Tax Certificate are correct in all material respects as of the date hereof, assuming the Merger and the Subsequent Merger occurred on the date hereof.

Section 4.15 Contracts.

(a) Section 4.15(a) of the Parent Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each of the following Contracts to which any Parent Company is a party or by which any Parent Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

(i)  any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Parent Company or any of its Affiliates, may engage or the manner or geographic area in which any of them may so engage in any business, (B) would require the disposition of any material assets or line of business of any of the Parent Companies or any of their respective Affiliates as a direct result of the consummation of the Transactions, (C) is a material Contract that grants “most favored nation” or similar status that, following the Effective Time, would apply to any of the Acquired Companies; (D) contains any “exclusivity,” preferred status or similar provision that prohibits or limits, in any material respect, the right of any of the Parent Companies to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Parent Owned Intellectual Property rights; (E) obligates any of the Parent Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than $2,000,000, in the aggregate; or (F) involves the obligation or potential obligation of any of the Parent Companies to make any “earn-out” or similar payments to any Person;

(ii)  any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or any other obligation of any Parent Company having an outstanding principal amount in excess of $1,000,000 (except for such indebtedness between the Parent Companies or guaranties by any Parent Company of indebtedness of any Parent Company);

(iii)  any Contract relating to any joint venture, strategic alliance or partnership material to the Parent Companies, taken as a whole;

(iv)  any Contract under which any of the Parent Companies made payments of more than $2,000,000 during the fiscal year ended December 31, 2015 or reasonably expects to make payments of more than $2,000,000 during the fiscal year ending December 31, 2016 and, in either case, (A) is not terminable by any Parent Company upon notice of 30 days or less without penalty and (B) excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

(v)  any Contract under which any of the Parent Companies received payments of more than $500,000 during the fiscal year ended December 31, 2015 or reasonably expects to receive payments of more than $500,000 during the fiscal year ending December 31, 2016 and, in either case, excluding agreements made with any exchange Subsidiary members or participants entered into in the ordinary course of business, the form of which is publicly available;

(vi)  any Contract that provides for any standstill pursuant to which any Parent Company has agreed not to acquire assets or securities of another Person;

(vii)  any (A) employment Contract that (x) provides for an annual base salary in excess of $250,000 or (y) is not terminable without cause by any of the Parent Companies by notice of not more than sixty (60) days or without any termination payment or penalty or (B) any severance, retention, change in control or similar Contract;

(viii)  any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset of the Parent Companies, taken as a whole;

(ix)  any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $1,000,000, under which any of the Parent Companies has any outstanding contingent or other obligations, other than a Contract to purchase goods or services in the ordinary course of business;

(x)  any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Parent Companies, or any of its assets or properties, is subject with material ongoing obligations of any of the Parent Companies, taken as a whole;

(xi)  any Contract with a federal Governmental Entity or any Contract that constitutes a subcontract executed with a prime contractor pursuant to any Contract with a federal Governmental Entity, in each case, that incorporates Federal Acquisition Regulation clauses as a term or condition of such Contract, and entails material ongoing obligations of any of the Parent Companies, taken as a whole;

(xii)  any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Parent Companies (other than the Parent Charter, the Parent Bylaws and the organizational documents of Parent’s Subsidiaries);

(xiii) any Contract that is required to be disclosed by Parent pursuant to Item 404 of Regulation S-K under the Securities Act;

(xiv)  any lease, sublease, waiver, side letter, guaranty or other Contract relating to any real property which any Parent Company uses or occupies or has the right to use or occupy, now or in the future with annual rental payments in excess of $500,000 (collectively, the “Parent Real Property Leases”);

(xv) any disaster recovery or data center Contract;

(xvi)  any Contract entered into prior to the date hereof that is required to be filed by Parent in a future report to be filed or furnished to the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Parent SEC Documents filed prior to the date of this Agreement; and

(xvii)  any Contract (other than those described in the foregoing clauses (i) through (xvi)) that is material to the business of the Parent Companies, taken as a whole.

Each Contract entered into prior to the date hereof that is required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 4.15(a) or Section 4.18(b) of the Parent Disclosure Letter, a “Parent Material Contract.”

(b) True, correct and complete copies (subject to apparent redactions) of all Parent Material Contracts have been made available (or otherwise disclosed) to the Company in accordance with all applicable Laws. Each Parent Material Contract is valid and binding on each Parent Company party thereto and, to the knowledge of Parent as of the date hereof, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to Parent to which it is currently or has, within the 12 months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there is no breach or default under any Parent Material Contract by any of the Parent Companies party thereto or, to the knowledge of Parent as of the date hereof, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Parent Companies party thereto or, to the knowledge of Parent, any other party thereto.

Section 4.16 Insurance. Section 4.16 of the Parent Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all material errors & omissions insurance, directors & officers liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Parent Company or pursuant to which any of the Parent Companies is a named insured, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (a) since January 1, 2015, Parent and each Material Parent Subsidiary has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate and (b) no Parent Company is in breach or default, and no Parent Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2015, no Parent Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Parent Companies (other than in connection with ordinary course renewals).

Section 4.17 Properties.

(a)  Section 4.17(a)(i) of the Parent Disclosure Letter sets forth a true, correct and complete list of all real property owned by any of the Parent Companies (the “Owned Parent Real Property”), and Section 4.17(a)(ii) of the Parent Disclosure Letter sets forth a true, correct and complete list of all material real property leased, licensed or occupied by any of the Parent Companies (the “Leased Parent Real Property” and, together with the Owned Parent Real Property, the “Parent Real Property”). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, a Parent Company has good fee simple title to the Owned Parent Real Property free and clear of all Liens, except Permitted Liens. No Parent Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Owned Parent Real Property or other material real property or any material portion thereof or interest therein other than pursuant to any Parent Real Property Lease.

(b)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all rent and other sums and charges payable by any Parent Company as tenants under any Parent Real Property Lease are current in all material respects, and each Parent Company has a good and valid leasehold interest in each parcel of real property leased by it pursuant to a Parent Real Property Lease free and clear of all Liens, except for Permitted Liens.

Section 4.18 Intellectual Property; Software.

(a)  Section 4.18(a) of the Parent Disclosure Letter contains a true, correct and complete list of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Parent Domain Names, and registered Copyrights and applications to register Copyrights.

(b)  Section 4.18(b) of the Parent Disclosure Letter contains a true, correct and complete list of all material Contracts, licenses, sublicenses, assignments and indemnities, other than “shrink-wrap,” “click-through” or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts entered into in the ordinary course of business, that relate to: (i) any Parent Software (including any delivery, release, copy, license or disclosure of source code of any Parent Software to any third party) necessary to conduct the business of the Parent Companies as presently conducted or (ii) other Parent Intellectual Property necessary to conduct the business of the Parent Companies as presently conducted and owned by a third party to which any Parent Company holds a license (collectively, the “Parent Intellectual Property Agreements”).

(c)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) a Parent Company solely and exclusively owns all right, title and interest in the Parent Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in Parent’s business, free and clear of any Liens (other than Permitted IP Encumbrances), (ii) the Parent Owned Intellectual Property and the rights of the Parent Companies in Intellectual Property under the Parent Intellectual Property Agreements are all those Intellectual Property rights necessary to conduct the business of the Parent Companies as presently conducted and (iii) the execution, delivery and performance of this Agreement by each of Parent, Merger Sub and Merger LLC, and the consummation by each of Parent, Merger Sub and Merger LLC of the Transactions, do not and will not affect any ownership, license rights or similar rights in and to the Parent Intellectual Property.

(d)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) the business of the Parent Companies (including the Parent Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person, (ii) there are no infringement or misappropriation Actions pending with respect to any Parent Intellectual Property and (iii) no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Parent Owned Intellectual Property.

(e)  Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Parent Owned Intellectual Property have executed a valid and enforceable agreement or are subject to an employment policy granting an assignment in favor of a Parent Company of all right, title and interest in such material.

(f)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (i) except to the extent the disclosure of Know-How included in the Parent Owned Intellectual Property has been made pursuant to applicable Law or in accordance with standard industry practice, the Parent Companies have taken commercially reasonable measures to own and maintain the confidentiality of all Know-How included in the Parent Owned Intellectual Property that a Parent Company has elected to protect as a trade secret, (ii) there has been no breach or violation by any other party to any confidentiality obligations governing the use of such Know-How, (iii) there has been no unauthorized disclosure or use of such Know-How of the Parent Companies and (iv) the Parent Companies have taken commercially reasonable steps to prevent the unauthorized disclosure or use of and to otherwise protect and enforce their rights in all such Know-How of the Parent Companies.

(g)  To the knowledge of Parent, Parent owns or has a right to access and use in all material respects all the Parent IT Systems, as such Parent IT Systems are currently used by the Parent Companies. The Parent Companies maintain policies and procedures that protect the confidentiality, integrity and security of the Parent IT Systems and the Parent Data in accordance in all material respects with generally accepted standards within the information technology industry for companies of comparable size and stage. To the knowledge of Parent, the Parent IT Systems (i) are reasonably adequate for the current operation of the Parent Companies, (ii) are, including in relation to any data stored or processed therein, fully functional in all material respects and no material errors or defects which have not been fully remedied or rectified have been discovered therein, (iii) have not suffered any material security breach or any security breach required to be reported under the Regulation Systems Compliance and Integrity, as adopted by the U.S. Securities and Exchange Commission, since November 3, 2015 and (iv) do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user’s consent.

(h)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, no Open Source Code licensed to any Parent Company is incorporated into any Parent Software owned by any Parent Company in a manner that would require that any such Parent Software owned by any Parent Company be made available or distributed in source code form.

(i)  Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) the Parent Companies are in, and at all times since January 1, 2014, have been in, compliance with all Parent Privacy Policies and applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data gathered or accessed in the course of their operations, (ii) none of the Parent Companies has received written notice of any, and to the knowledge of Parent, there is no, violation of any such Laws or Parent Privacy Policies through the date hereof, (iii) the Parent Companies are in compliance in all respects with all of their respective contractual commitments with respect to such Personal Data and have commercially reasonable safeguards in place to protect such Personal Data in their possession or control from unauthorized access consistent with such applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Parent Privacy Policies and contractual commitments, (iv) there have been no data breaches involving any such Personal Data in the possession of any of the Parent Companies, and none of the Parent Companies nor any other Person has made any illegal or unauthorized use or disclosure of such Personal Data that was collected by or on behalf of any of the Parent Companies and (v) none of the Parent Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Parent Companies after the Effective Time from receiving or using Parent Data substantially in the manner in which the Parent Companies receive and use such Parent Data immediately prior to the Effective Time.

(j)  Except as individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies have all necessary and required rights to license, use, sublicense and distribute all Parent Data to conduct the business of the Parent Companies as presently conducted.

(k)  For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)  “Parent Data” means all data contained in the Parent IT Systems or the Parent Companies’ databases (including all Parent User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Parent Companies;

(ii)  “Parent Domain Names” means all Domain Names owned or purported to be owned by any Parent Company;

(iii)  “Parent Intellectual Property” means all Parent Owned Intellectual Property and all Intellectual Property in which any Parent Company has (or purports to have) a license or similar right;

(iv)  “Parent IT Systems” means all information technology and computer systems (including Parent Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Parent Companies;

(v)  “Parent Owned Intellectual Property” means Intellectual Property and Software owned by any Parent Company or in which any Parent Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

(vi)  “Parent Privacy Policy” means each external or internal, past or present privacy policy of any Parent Company, including any policy relating to: (A) the privacy of users of any Parent Software; (B) the collection, storage, disclosure or transfer of any Parent User Data or Personal Data; and (C) any employee information;

(vii)  “Parent Software” means Software owned by any Parent Company or in which any Parent Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Parent Company has (or purports to have) any license or similar right; and

(viii)  “Parent User Data” means any Personal Data or other data or information collected by or on behalf of any Parent Company from users of any Parent Software.

Section 4.19 Affiliate Transactions. No material relationship, direct or indirect, exists between any Parent Company, on the one hand, and any officer, director or other Affiliate (other than any Parent Company) of Parent, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Parent SEC Documents, which is not described therein.

Section 4.20 Ownership of Company Shares. Neither Parent nor Merger Sub or Merger LLC nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL. No Parent Company owns any Company Shares.

Section 4.21 Ownership and Operations of Merger Sub and Merger LLC. Each of Merger Sub and Merger LLC has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly, all of the outstanding membership interests of Merger LLC.

Section 4.22 Financing.

(a)  Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed commitment letter (as replaced, amended, supplemented or modified, the “Debt Commitment Letter”) (including all exhibits, schedules and annexes to such letter) and fee letter (the “Fee Letter”) (provided that fees, “market flex” and other economic terms which do not affect the amount, availability or conditionality of any portion of the Debt Financing may be redacted) from the financial institutions identified therein (the “Lenders”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”) (which, for the avoidance of doubt, shall include any replacement of the Debt Commitment Letter and Fee Letter in connection with any Alternative Financing pursuant to Section 5.19 for purposes of any representations and warranties made as of the Closing Date in this Section 4.22 and for purposes of Section 5.19).

(b)  Assuming the funding of the Debt Financing in accordance with the Debt Commitment Letter, the aggregate proceeds from such Debt Financing constitute all of the financing required for the consummation of the Merger, the Subsequent Merger and the other Transactions, and, together with the shares of Parent Common Stock to be issued in accordance with the terms of this Agreement, Parent’s cash on hand and cash on hand from operations of the Company, are sufficient for the satisfaction of all of Parent’s, Merger Sub’s and Merger LLC’s obligations under this Agreement, including the payment of the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Merger, the Subsequent Merger and the other Transactions and to pay all related fees and expenses (including any repayment or refinancing of indebtedness outstanding under the Credit Agreement, dated as of January 31, 2014 (as amended and restated prior to the date of this Agreement, the “Credit Agreement”), among the Company, the lenders party thereto, Bank of America, N.A., as administrative agent, Credit Suisse AG, as collateral agent and the other parties thereto or other indebtedness the repayment of which is contemplated by this Agreement or the Debt Commitment Letter to be repaid on the Closing Date). As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Debt Financing (other than the Fee Letter) to which Parent, Merger Sub or Merger LLC or any of their Affiliates is a party.

(c)  As of the date hereof, the Debt Commitment Letter is in full force and effect, is a valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, and is enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, in each case, subject to the Enforceability Limitations. The Debt Commitment Letter has not been amended or modified, and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect, prior to the date hereof (and as of the date hereof, no such amendment or modification is contemplated or pending). Parent, Merger Sub or Merger LLC has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof. Assuming accuracy of the representations and warranties set forth in Article III, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, Merger Sub or Merger LLC or a failure to satisfy a condition by Parent, Merger Sub or Merger LLC or, to the knowledge of Parent, any other parties thereto, under the Debt Commitment Letter. As of the date of this agreement, neither Parent, Merger Sub nor Merger LLC is aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would reasonably be expected to cause the commitments provided in the Debt Commitment Letter to be terminated or ineffective or, assuming (i) the satisfaction of the conditions set forth in Article VI and (ii) satisfaction by the Company of its obligations under Section 5.19, any of the conditions contained therein not to be met.

(d)  As of the date of this Agreement, assuming (i) the satisfaction of the conditions set forth in Article VI and (ii) satisfaction by the Company of its obligations under Section 5.19, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent, Merger Sub or Merger LLC on the date of the Closing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein.

Section 4.23 Brokers. Except for Broadhaven Capital Partners, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions.

Section 4.24 Fairness Opinion The Parent Board has received the oral opinion of each of Broadhaven Capital Partners, LLC and BofA Merrill Lynch to be confirmed in writing, to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications reflected therein, the Mixed Consideration, the Per Share Cash Election Consideration and the Exchange Ratio, collectively, to be paid by Parent in the Merger, is fair, from a financial point of view, to Parent.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a)  Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its business organization, maintain all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

(b)  Without limiting the generality of Section 5.1(a), except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)  amend or permit the adoption of any amendment to the charter or bylaws (or equivalent organizational documents) of any Acquired Company;

(ii)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Company Subsidiaries not in violation of any instrument binding on any of the Acquired Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Acquired Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

(iii)  issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock

Equivalents or (D) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of Company Shares in respect of Company Stock Awards outstanding as of the date of this Agreement and in accordance with their terms under the Company Stock Plans as of the date of this Agreement;

(iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company and (B) regular quarterly dividends in an amount per Company Common Share no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with the Company’s customary dividend schedule;

(v)  otherwise manage its working capital in a manner other than in the ordinary course of business;

(vi)  enter into any financial derivative Contract for the purpose of hedging risk, except foreign exchange hedging on customary commercial terms and in the ordinary course of business;

(vii)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of Taxes) pursuant to the vesting or exercise, as the case may be, of Company Stock Awards outstanding as of the date hereof and in accordance with their terms under the Company Stock Plans as of the date of this Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(viii)  make or agree to make any new capital expenditures other than (A) capital expenditures in an aggregate amount not in excess of the Company’s budget for capital expenditures that has been made available to Parent prior to the date of this Agreement or (B) other capital expenditures that are not in excess of $5,000,000 in the aggregate;

(ix)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) not exceeding $33,000,000 in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the Closing, or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not Company Intellectual Property, other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) sales of obsolete equipment in the ordinary course of business or (3) sales or dispositions of inventory and other assets with a fair market value not in excess of $2,500,000 in any transaction or series of related transactions or $5,000,000 in the aggregate;

(x) enter into any material joint venture or similar partnership arrangement;

(xi)  engage in any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii)  (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money (other than (1) ordinary course trade payables, (2) pursuant to existing credit facilities (including the Credit Agreement) or in the ordinary course of business; provided, however, that the aggregate amount of such indebtedness as of the Closing shall not exceed the amount of indebtedness outstanding under the Credit Agreement as of June 30, 2016, (3) as incurred between or among the Company and any of its wholly owned Subsidiaries or between any of such Subsidiaries or (4) guarantees by the Company or its Subsidiaries of indebtedness of the Company or any of its wholly owned Subsidiaries), or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, enter into any “keep well” or other agreement to maintain any financial statement condition of any third party or enter into any arrangement having the economic effect of any of the foregoing, or amend, modify or refinance any such indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any Subsidiary of the Company);

(xiii)  except to the extent required by applicable Law or the terms of any Company Plan, and except as expressly contemplated by this Agreement, (A) increase the compensation or benefits of any current or former director, employee or individual independent contractor of any of the Acquired Companies, other than annual merit or market-based increases of base salaries in the ordinary course of business consistent with past practice, (B) establish, materially amend, terminate or adopt any compensation or benefit plan, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan or employment, change in control or severance agreement, (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation, (D) fail to make any required, non-de minimis contributions under any Company Plan, (E) hire or retain any officer, employee, sales personnel, individual independent contractor or director, other than hires to fill vacancies of officers, employees sales personnel, individual independent contractors or directors with annual base compensation not in excess of $200,000 in the ordinary course of business consistent with past practice or (F) terminate the services of, or materially modify the contractual relationship of, any officer, employee, sales personnel, individual independent contractor or director of any of the Acquired Companies with annual base compensation in excess of $200,000, other than terminations for “cause”;

(xiv)  (A) implement or adopt any change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xv)  (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law or in the ordinary course of business, make or change any material Tax election, change any material Tax accounting period with respect to a material amount of Taxes, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

(xvi)  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.1(b)) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

(xvii)  (A) pay, discharge, waive, settle, compromise, release or satisfy any material claim, liability or obligation that is not an Action, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business and other than the satisfaction or performance by the Acquired Companies of their respective obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 5.1 to be entered into on or following the date hereof or (B) other than in connection with the ordinary course of business, accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any material accounts receivable owed to any of the Acquired Companies, with or without recourse, including any rights or claims associated therewith;

(xviii) commence or settle, compromise or otherwise resolve any material Action (A) outside the ordinary course of business, (B) as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheet of the Company as of June 30, 2016, other than any such liability not in excess of $1,000,000 or (C) to the extent such litigation or other legal proceeding (1) involves any injunction or material non-monetary relief on any of the Acquired Companies, (2) does not provide for a complete release of the Acquired Companies of all claims or (3) provides for any admission of wrongdoing by any of the Acquired Companies;

(xix)  other than non-exclusive licenses or sublicenses to end users, distributors and resellers in the ordinary course of business, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material Company Intellectual Property;

(xx) transfer, sell, lease, license (except as permitted under Section 5.1(b)(xix)), mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property;

(xxi)  other than in the ordinary course of business (A) enter into, renew or materially amend or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement, (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement or (C) materially amend, waive or modify or fail to enforce its material rights under any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract if in effect on the date of this Agreement;

(xxii)  waive, extend, renew or enter into any non-compete, most favored nation, exclusivity, non-solicitation or similar Contract that would materially restrict or limit the freedom of any of the Acquired Companies in conducting their operations or business, as the case may be, or any of their respective Subsidiaries or Affiliates (whether before or after the Closing);

(xxiii) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxiv)  enter into any new line of business which is outside the business being conducted by the Acquired Companies on the date hereof and any reasonable extensions thereof;

(xxv)  enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxvi)  cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

(xxvii)  agree to, authorize or enter into any Contract obligating it to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xxvi).

Section 5.2 Conduct of Business of Parent.

(a)  Except with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), for matters set forth in Section 5.2 of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or by any financing arrangements entered into by Parent in connection herewith or required by Law, from the date of this Agreement until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its business organization, maintain all material Permits, keep available the services of its current officers and key employees and preserve intact its goodwill and ongoing business relationships with customers, suppliers, licensors, licensees and others having business dealings with them.

(b)  Without limiting the generality of Section 5.2(a), except for matters set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly required or permitted by this Agreement or by any financing arrangements entered into by Parent in connection herewith or required by Law, from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)  amend or permit the adoption of any amendment to the charter or bylaws of Parent in a manner that would adversely affect the consummation of the Merger or the Subsequent Merger or affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(ii)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Parent Subsidiaries not in violation of any instrument binding on any of the Parent Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Parent Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

(iii)  issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Parent Voting Debt or other voting securities, (C) Parent Stock Equivalents or (D) securities convertible into or exercisable or exchangeable for any shares of Parent capital stock or voting securities of, or equity interests in, Parent, other than (x) the issuance of shares of Parent Common Stock upon the exercise of convertible securities in accordance with the terms under the Parent Stock Plans as of the date of this Agreement, (y) pursuant to a Parent Stock Plan or (z) the issuance of shares of Parent Common Stock or other securities of Parent in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions permitted under clause (vi) below;

(iv)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than (A) any dividend or distribution by a Subsidiary of Parent to Parent or to another wholly owned Subsidiary of Parent and (B) regular quarterly dividends in an amount per share of Parent Common Stock no greater than the quarterly dividend declared and paid by Parent during the fiscal quarter ended September 30, 2016, with record and payment dates in accordance with Parent’s customary dividend schedule;

(v)  adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of Taxes) pursuant to the vesting or exercise, as the case may be, of Parent Stock Awards outstanding as of the date hereof and in accordance with their terms under the Parent Stock Plans as of the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent’s capital stock, in each case in a manner that would reasonably be expected to adversely affect the ability of the parties hereto to consummate the Merger or the Subsequent Merger or affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(vi)  (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) acquisitions of supplies in the ordinary course of business consistent with past practice or (3) acquisitions with a purchase price (including assumed indebtedness) exceeding $100,000,000 in the aggregate, provided that such acquisitions would not reasonably be expected to impede or delay the satisfaction of the conditions to or the consummation of the Closing or (B) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets that are not Parent Intellectual Property, other than (1) pursuant to contracts or commitments in existence as of the date of this Agreement, (2) sales of obsolete equipment in the ordinary course of business, (3) sales or dispositions of inventory in the ordinary course of business or (4) dispositions of assets in any transaction or series of related transactions with an aggregate fair market value not exceeding $100,000,000;

(vii)  take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 5.2(b)) that would prevent the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368(a) and related provisions of the Code;

(viii) enter into any material joint venture or similar partnership arrangement; or (ix)  agree to, authorize, or enter into any Contract obligating it to take any of the actions described in Sections 5.2(b)(i) through 5.2(b)(viii).

Section 5.3 Company Acquisition Proposals.

(a)  Following the execution of this Agreement, the Acquired Companies shall, and shall direct their respective Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b)  The Acquired Companies shall not, and shall direct their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with a Company Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Company Acquisition Proposal.

(c)  Notwithstanding anything to the contrary in this Section 5.3, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of this Agreement and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company may (x) make available information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or concurrently with the time it is provided or made available to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, however, that the Acquired Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (x) or (y) of this Section 5.3(c) immediately following the time the applicable Company Acquisition Proposal ceases to be a Company Superior Proposal or a Company Acquisition Proposal that could reasonably be expected to lead to a Company Superior Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Company Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Company Acquisition Proposal.

(d)  Except as otherwise provided in Section 5.3(e), 5.3(f) or 5.3(g), neither the Company Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Acquired Companies or any of their respective Representatives to take any such action) inconsistent with the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(d)(i)(A) being referred to herein as a “Company Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Company

Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

(e)  Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Stockholder Approval, provided that the Acquired Companies have complied with the applicable provisions of this Section 5.3, then, prior to obtaining the Company Stockholder Approval, the Company Board may, solely in response to a Company Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Agreement, make a Company Adverse Recommendation Change and may cause the Company to terminate this Agreement pursuant to Section 7.1(d)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal. Neither the Company Board nor any committee thereof shall make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iv) or cause the Company to enter into a binding definitive agreement to effect such Company Superior Proposal unless the Company has first complied with the provisions of Section 5.3(f) and, after so complying, the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

(f)  The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has first (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) advising Parent that the Company has received a Company Superior Proposal, specifying the terms and conditions of such Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing copies of any agreements intended to effect such Company Superior Proposal, and that the Company Board has made the determination required under Section 5.3(e), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), in good faith with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement (to the extent Parent wishes to do so) so that such Company Acquisition Proposal no longer constitutes a Company Superior Proposal, and (iii) after complying with clauses (i) and (ii), reaffirmed such determination in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal.

(g)  Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence of a Company Intervening Event if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law and the Company has first (i) provided written notice to Parent (a “Notice of Company Intervening Event”) describing the Company Intervening Event and advising Parent that the

Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused the Company and its Representatives to negotiate, during the five (5) Business Days following Parent’s receipt of the Notice of Company Intervening Event (the “Company Intervening Event Notice Period”), in good faith with Parent regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and (iii) at the end of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(h)  The Company agrees that it shall take all actions necessary so that any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

(i)  Nothing contained in this Section 5.3 shall prohibit the Company Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within the later of (A) three (3) Business Days after such stop, look and listen communication and (B) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Company Acquisition Proposal.

(j)  Any action taken or not taken by any Representative of any of the Acquired Companies acting on behalf of any of the Acquired Companies that if taken or not taken by the Company would constitute a breach of this Section 5.3 shall be deemed a breach of this Agreement by the Company.

(k) For purposes of this Agreement:

(i)  “Company Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (i) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Company Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (x) make a confidential Company Acquisition Proposal to the Company Board or (y) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such “standstill”, similar provision or other provision that prohibits the making of a Company Acquisition Proposal and (ii) shall not prohibit compliance by any of the Acquired Companies with any of the provisions of this Agreement.

(ii)  “Company Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Acquired Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of any of the Acquired Companies representing 20% or more of the consolidated revenues, net income or assets of the Acquired Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding Company Shares or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

(iii)  “Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board after the date hereof and prior to obtaining the Company Stockholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless it has a Parent Material Adverse Effect; provided, further, that in no event shall the following constitute a Company Intervening Event: (i) the receipt, existence or terms of a Company Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (iii) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event).

(iv) “Company Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding Company Shares or substantially all of the assets of the Acquired Companies, taken as a whole, (A) on terms which the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the stockholders of the Company to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Section 5.4 Parent Acquisition Proposals.

(a)  Following the execution of this Agreement, the Parent Companies shall, and shall direct their respective Representatives to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Parent Acquisition Proposal. Parent shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality agreement to which any Parent Company or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof; provided, however, that Parent shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Parent Company or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal if the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law.

(b)  The Parent Companies shall not, and shall direct their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to a Parent Acquisition Proposal, (ii) make available any information regarding any of the Parent Companies to any Person (other than the Company and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Parent Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement in accordance with Section 5.4(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than Parent’s Representatives) in connection with a Parent Acquisition Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Parent Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Section 5.4, if at any time prior to obtaining the Parent Stockholder Approval, (i) Parent receives, after the date of this Agreement, an unsolicited bona fide written Parent Acquisition Proposal, (ii) such Parent Acquisition Proposal did not result from a breach of this Agreement and (iii) Parent Board determines in good faith (after consultation with Parent’s outside legal counsel and outside financial advisors) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, then, prior to obtaining Parent Stockholder Approval, Parent may (x) make available information with respect to the Parent Companies to the Person making such Parent Acquisition Proposal pursuant to a Parent Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to the Company or shall be provided or made available to the Company prior to or concurrently with the time it is provided or made available to such Person, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal; provided, however, that the Parent Companies shall, and shall cause its and their respective Representatives to, cease any activities described in clause (x) or (y) of this Section 5.4(c) immediately following the time the applicable Parent Acquisition Proposal ceases to be a Parent Superior Proposal or a Parent Acquisition Proposal that could reasonably be expected to lead to a Parent Superior Proposal. Parent shall promptly (and in any event within twenty-four (24) hours) advise the Company in writing of the receipt of any Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal (including the identity of the Person making or submitting such Parent Acquisition Proposal or inquiry, proposal or offer, and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. Parent shall keep the Company informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Parent Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Parent Acquisition Proposal.

(d)  Except as otherwise provided in Section 5.4(e), 5.4(f) or 5.4(g), neither the Parent Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Parent Recommendation or the approval of this Agreement, the Merger, the Subsequent Merger or any of the other Transactions, take any action (or permit or authorize any of the Parent Companies or any of their respective Representatives to take any such action) inconsistent with the Parent Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.4(d)(i)(A) being referred to herein as a “Parent Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Parent Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement in accordance with Section 5.4(c)), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of Parent, inapplicable to any transactions contemplated by a Parent Acquisition Proposal (including approving any transaction under the DGCL) or (iv) resolve, agree or propose to take any such actions.

(e)  Notwithstanding Section 5.4(d), at any time prior to obtaining Parent Stockholder Approval, provided that the Parent Companies have complied with the applicable provisions of this Section 5.4, then, prior to obtaining the Parent Stockholder Approval, the Parent Board may, solely in response to a Parent Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Agreement, make a Parent Adverse Recommendation Change and may cause Parent to terminate this Agreement pursuant to Section 7.1(c)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Parent Superior Proposal. Neither the Parent Board nor any committee thereof shall make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iv) or cause Parent to enter into a binding definitive agreement to effect such Parent Superior Proposal unless Parent has first complied with the provisions of Section 5.4(f) and, after so complying, the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal.

(f)  The Parent Board shall not take any action set forth in Section 5.4(e) unless Parent has first (i) provided written notice to the Company (a “Notice of Parent Superior Proposal”) advising the Company that Parent has received a Parent Superior Proposal, specifying the terms and conditions of such Parent Superior Proposal, identifying the Person making such Parent Superior Proposal and providing copies of any agreements intended to effect such Parent Superior Proposal, and that the Parent Board has made the determination required under Section 5.4(e), (ii) negotiated, and caused Parent and its Representatives to negotiate, during the five (5) Business Day period following the Company’s receipt of the Notice of Parent Superior Proposal (the “Parent Superior Proposal Notice Period”), in good faith with the Company to enable the Company to make a counteroffer or propose to amend the terms of this Agreement (to the extent the Company wishes to do so) so that such Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal, and (iii) after complying with clauses (i) and

(ii), reaffirmed such determination in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if during the Parent Superior Proposal Notice Period any revisions are made to a Parent Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), Parent shall deliver a new Notice of Parent Superior Proposal to Parent and shall comply with the requirements of this Section 5.4(f) with respect to such new Notice of Parent Superior Proposal.

(g)  Nothing in this Agreement shall prohibit or restrict the Parent Board, in circumstances not involving or relating to a Parent Acquisition Proposal, from effecting a Parent Adverse Recommendation Change in response to the occurrence of a Parent Intervening Event if the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law and Parent has first (i) provided written notice to the Company (a “Notice of Parent Intervening Event”) describing the Parent Intervening Event and advising the Company that the Parent Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused Parent and its Representatives to negotiate, during the five (5) Business Days following the Company’s receipt of the Notice of Parent Intervening Event (the “Parent Intervening Event Notice Period”), in good faith with the Company regarding any revisions to the terms of the Transactions proposed by the Company in response to such Parent Intervening Event; and (iii) at the end of the Parent Intervening Event Notice Period, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company), that a Parent Intervening Event continues to exist and that the failure to make a Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law.

(h)  Parent agrees that it shall take all actions necessary so that any Parent Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Parent Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including Delaware) or other similar statutes to be applicable to the Transactions, including the Merger and the Subsequent Merger.

(i)  Nothing contained in this Section 5.4 shall prohibit the Parent Board from taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act; provided, however, that neither Parent nor the Parent Board (or any committee thereof) shall be permitted to recommend that the stockholders of Parent tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Parent Acquisition Proposal), unless in each case, in connection therewith, the Parent Board effects a Parent Adverse Recommendation Change in accordance with Section 5.4(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board expressly reaffirms the Parent Recommendation and rejects any Parent Acquisition Proposal within the later of (A) three (3) Business Days after such stop, look and listen communication and (B) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Parent Acquisition Proposal

(j)  Any action taken or not taken by any Representative of any of the Parent Companies acting on behalf of any of the Parent Companies that if taken or not taken by Parent would constitute a breach of this Section 5.4 shall be deemed a breach of this Agreement by Parent.

(k) For purposes of this Agreement:

(i)  “Parent Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to Parent than, those set forth in the Confidentiality Agreement; provided, that such confidentiality agreement (i) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Parent Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (x) make a confidential Parent Acquisition Proposal to the Parent Board or (y) make confidential requests to Parent for amendments, waivers or consents under, or agreements not to enforce, such “standstill”, similar provision or other provision that prohibits the making of a Parent Acquisition Proposal and (ii) shall not prohibit compliance by any of the Parent Companies with any of the provisions of this Agreement.

(ii) “Parent Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Parent Companies, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Parent or otherwise) of any business or assets of any of the Parent Companies representing 20% or more of the consolidated revenues, net income or assets of the Parent Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Parent, (D) transaction in which the holders of the voting power of Parent immediately prior to such transaction own 80% or less of the voting power of Parent immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of Parent Common Stock or (F) any combination of the foregoing (in each case, other than the Merger and the Subsequent Merger).

(iii) “Parent Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Parent Companies, taken as a whole, that is not known or reasonably foreseeable (or the magnitude of which is not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Parent Board after the date hereof and prior to obtaining the Parent Stockholder Approval; provided, however, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless it has a Company Material Adverse Effect; provided, further, that in no event shall the following constitute a Parent Intervening Event: (i) the receipt, existence or terms of a Parent Acquisition Proposal, or any inquiry or matter relating thereto or consequence thereof, (ii) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement and (iii) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event).

(iv) “Parent Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than 50% of the outstanding shares of Parent Common Stock or substantially all of the assets of the Parent Companies, taken as a whole, (A) on terms which Parent Board determines in good faith (after consultation with Parent’s outside legal counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the stockholders of Parent to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) for which any necessary financing is fully committed (including with respect to any indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

Section 5.5 Preparation of the Form S-4 and Joint Proxy Statement; Stockholder Meetings.

(a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Subsequent Merger. Each of Parent and the Company shall use reasonable best efforts to cause to be delivered to the other a “comfort letter” of its independent auditors, dated the date that is two (2) Business Days prior to the date on which the Form S-4 becomes effective. No filing of, or amendment or supplement to, the

Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after (i) it receives oral or written notice of the time when the Form S-4 has become effective, (ii) any supplement or amendment to the Form S-4 has been filed, (iii) it becomes aware of the issuance of any stop order with respect to the Form S-4, (iv) it becomes aware of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, (v) the receipt of (A) any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or (B) comments thereon from the SEC or (vi) providing responses to the SEC with respect to (A) or (B) of the foregoing clause (v). Parent or the Company, as applicable, will promptly provide the other with copies of any written communication received from the SEC or any state securities commission with respect to the Form S-4, the Joint Proxy Statement or the qualification of the Parent Common Stock issuable in connection with the Share Issuance. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the respective stockholders of Parent and the Company. Parent will cause the Joint Proxy Statement to be mailed to Parent’s stockholders, and the Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. Subject to Sections 5.3(e) , 5.3(f) and 5.3(g), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including the Merger (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Company Recommendation in a manner adverse to Parent. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain the Company Stockholder Approval at the Company Stockholder Meeting, (C) to the extent required by applicable Law or (D) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company

Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(d)(iv).

(c)  Parent shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of seeking the Parent Stockholder Approval. Subject to Sections 5.4(e), 5.4(f) and 5.4(g), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the “Parent Recommendation”) and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval, and the Parent Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify the Parent Recommendation in a manner adverse to Parent. Parent shall have the right to postpone or adjourn the Parent Stockholder Meeting (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time Parent has not received a number of proxies that it reasonably believes sufficient to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting, (C) to the extent required by applicable Law or (D) with the written consent of the Company. Without limiting the generality of the foregoing, Parent’s obligations pursuant to this Section 5.5(c) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to Parent of any Parent Acquisition Proposal or by a Parent Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1(c)(iv).

(d)  The Company and Parent shall use reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date, including by postponing or adjourning the Company Stockholder Meeting or the Parent Stockholder Meeting, as applicable, if the other party postpones or adjourns the Parent Stockholder Meeting or the Company Stockholder Meeting, as applicable.

Section 5.6 Access to Information; Confidentiality. Subject to contractual and legal restrictions applicable to the Company or Parent or any of their respective Subsidiaries, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of their respective properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), and, during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies or the Parent Companies, as applicable. No investigation pursuant to this Section 5.6 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. This Section 5.6 shall not require any Acquired Company or Parent Company to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a violation of applicable Law (including any Regulatory Law). If any material is withheld by such party pursuant to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.6 shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated August 3, 2016, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.7 Further Action; Efforts.

(a)  Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the Transactions; provided, however, that the parties hereto acknowledge and agree that all obligations of Parent, Merger Sub, Merger LLC and the Company relating to the Debt Financing shall be governed exclusively by Section 5.19, and not by this Section 5.7. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub or Merger LLC to, and no Acquired Company shall, without the prior written consent of Parent, agree to any modification to or accommodation under any Contract or pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, if required, appropriate filings under any Regulatory Law, and each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within a reasonable time period not to exceed thirty (30) days from the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

(b)  The Company agrees to submit to the staff of the SEC a draft form of the necessary documents required in connection with the approval contemplated by Section 6.1(g)(i), as soon as reasonably practicable after the date hereof (but in any event within twenty (20) days after the date of this Agreement), and thereafter to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested, and to take all other commercially reasonable actions necessary, in connection therewith. Parent will reasonably cooperate promptly with the Company in connection with the preparation of the necessary documents required in connection with the approval contemplated by Section 6.1(g)(i) and in responding to any requests from the SEC in connection therewith.

(c)  Each of Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.7(a) to obtain all requisite approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC ”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or non-U.S. Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions and (iii) permit the other party a reasonable opportunity to review any substantive written communication given by it to (including the documentation referenced in Section 5.7(a)), and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other party the reasonable opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.7(c) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel regarding Regulatory Law of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel regarding Regulatory Law to comply with this Section 5.7(c).

(d) No party hereto and no Parent Company or Acquired Company shall, without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed) consent to or accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the Transactions from any Governmental Entity; provided that, without the prior written consent of the other parties hereto, either party hereto and any Parent Company or Acquired Company may divest or dispose of any assets or business that generated $1,000,000 or less in net revenue during 2015. Notwithstanding anything in this Agreement to the contrary, no Parent Company or Acquired Company shall be obligated to, and no party hereto shall, without the prior written consent of the other parties hereto (which consent shall be in the sole discretion of such other parties) consent to accept or enter into any operational restriction, consent decree or hold separate order or make any divestiture or other undertaking to obtain requisite approvals and authorizations for the Transactions from any Governmental Entity, in each case, that, individually or in the aggregate, would reasonably be expected to (i) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole, or (ii) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Parent Companies, taken as a whole, after giving effect to the Merger (provided that for the purpose of determining whether a potential adverse effect on the Parent Companies, taken as a whole, after giving effect to the Merger, would constitute a material adverse effect, the Parent Companies, taken as a whole, after giving effect to the Merger, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Acquired Companies, taken as a whole) (each of the effects described in clauses (i) and (ii) of this sentence being referred to herein as a “Burdensome Effect”).

Section 5.8 Employee Benefits Matters.

(a)  For a period ending not earlier than December 31, 2017 (or, if the Closing Date occurs after March 31, 2017, for a period of not less than 12 months after the Closing Date), Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with (i) a base salary or wage or commission rate, in each case, at least equal to the base salary or wage or commission rate provided to such Continuing Employee immediately prior to the Closing Date (except as otherwise may be agreed upon by any Continuing Employee), (ii) severance pay and benefits no less favorable than the severance pay and benefits provided to such Continuing Employee immediately prior to the Closing Date and (iii) other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits) that are substantially comparable in the aggregate to the other compensation, fringe benefits and employee benefits (other than defined benefit pension benefits and retiree health and welfare benefits, if any) provided to such Continuing Employee immediately prior to the Closing Date. Parent agrees to honor, or shall cause its Affiliates (including the Surviving Company) to honor and assume, the contractual obligations of the Acquired Companies under the provisions of each Company Plan as such plan or agreement relates to each Continuing Employee. Notwithstanding the foregoing, no provision of this Section 5.8(a) is intended to prevent Parent or any of its Affiliates (including the Surviving Company) from amending or terminating any such Company Plan in accordance with its terms.

(b)  Following the Effective Time, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with full credit for prior service with the Acquired Companies (as well as service with any predecessor employer) for all purposes under any Parent Employee Plan in which any Continuing Employee is or becomes eligible to participate on or after the Closing Date, including for purposes of eligibility, vesting, level of benefits (including for purposes of vacation and severance) and benefit accruals (but not for benefit accrual purposes under any defined benefit plan of any of the Parent Companies or for purposes of determining eligibility for retiree health and welfare benefits), in each case, (i) to the extent such service was recognized by any Acquired Company prior to the Closing and (ii) except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible to participate in any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. With respect to the relevant health and welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) is eligible to participate from and after the Closing Date, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, (i) waive any limitations or exclusions on benefits relating to pre-existing conditions, actively-at-work requirements, waiting periods and similar limitations and requirements to the same extent such limitations, exclusions and requirements would not have been applicable to such Continuing Employee (or his or her eligible dependents) under the terms of any comparable plan of the Acquired Companies and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s co-payments, deductibles and similar expenses to the same extent as such Continuing Employee was entitled, prior the Closing Date, to recognition of such co-payments, deductibles, and similar expenses under any comparable plan of the Acquired Companies. For purposes of this Agreement, the term “Parent Employee Plan” means any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), (ii) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and (iv) any other benefit plan or policy maintained from time to time by Parent or any of its Affiliates (including the Surviving Company) for the benefit of, or relating to, the employees of Parent or its Affiliates (including the Surviving Company) and with respect to which eligibility has not been frozen prior to the Effective Time.

(c)  On or prior to the Closing Date, the Company shall pay, or cause to be paid, to each individual participating in any incentive compensation plan or program of any of the Acquired Companies for which bonuses have not yet been paid in respect of the performance period ending on December 31, 2016, a bonus under each such plan or program based on actual achievement of the performance goals through a specified date, as determined by the Company in its sole discretion (but in no event later than the earlier of (x) December 31, 2016 and (y) the Closing Date), which such bonuses shall be payable in the form of cash and/or equity or equity-based awards, as determined in the good faith discretion of the Company in the ordinary course of business consistent with past practice (provided that in no event shall such equity or equity-based awards vest solely as a result of the consummation of the Transactions). For the performance year ending December 31, 2017, Parent shall, or shall cause its Affiliates (including the Surviving Company) to, provide each Continuing Employee with equity and nonequity incentive compensation no less favorable to such Continuing Employee than the equity and non-equity incentive compensation provided to such Continuing Employee immediately prior to the Closing Date.

(d)  The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Company Plan set forth on Section 5.8(d) of the Company Disclosure Letter, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least five (5) days before the Effective Time. Unless Parent so provides notice to the Company in accordance with the preceding sentence, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate such Company Plans, effective no later than the date immediately preceding the Closing Date.

(e)  In connection with any termination of the Company’s 401(k) Plan (the “Company 401(k) Plan”) pursuant to Section 5.8(d) or otherwise, Parent shall permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Affiliates (the “Parent 401(k) Plan”). Parent shall take all actions necessary to cause the Parent 401(k) Plan to accept rollovers by Continuing Employees from the Company 401(k) Plan, including participant loans, after the Closing Date.

(f) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Company to continue any specific employee benefit plans or to continue the employment of any specific person. Without limiting the generality of Section 8.6, the provisions of this Section 5.8 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment or termination of any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time, (ii) impede or limit Parent, the Company, the Surviving Company or any of their Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or any current or former employees, labor unions, directors or independent contractors (including any representative, beneficiary or dependent thereof) of any of the Acquired Companies, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of any written communication received from any Person alleging that it is or may be required to obtain a consent of such Person in connection with the Transactions or from any Governmental Entity in connection with the Transactions. The delivery of any notice pursuant to this Section 5.9 shall not (a) cure any breach of, or non-compliance with, any other provision of this Agreement or (b) limit the remedies available to the party sending or receiving such notice.

Section 5.10 Indemnification, Exculpation and Insurance.

(a) Parent, Merger Sub and Merger LLC agree that all rights to exculpation or indemnification arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of any of the Acquired Companies as provided in their respective certificates of incorporation, bylaws or other organizational documents shall survive the Merger and the Subsequent Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall, shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of each Acquired Company’s certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement or under any indemnification agreements of the Acquired Companies with any of their respective directors, officers or employees in effect as of the date of this Agreement. None of Parent, the Surviving Corporation or the Surviving Company shall amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of any of the Acquired Companies; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action.

(b)  Each of Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees, costs and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)  The Company shall obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the “Continuing D&O Insurance”) with terms, conditions, retentions, deductibles and limits of liability that are no less favorable than the Company’s existing policy or policies or, if such insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed 200% of the Company’s Current Premium, then Parent shall use its reasonable best efforts to cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to 300% of the Company’s Current Premium.

(d) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.10.

(e)  The rights of each Indemnified Party under this Section 5.10 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. These rights shall survive consummation of the Merger and the Subsequent Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required or reasonably appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to counsel to the other party copies of the resolutions to be adopted by their respective boards of directors to implement the foregoing.

Section 5.12 Anti-Takeover Statutes. If any Takeover Law is or may become applicable to this Agreement (including the Merger, the Subsequent Merger and the other Transactions), each of the Company, Parent, Merger Sub and Merger LLC and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.13 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14 Stockholder Litigation. Each of the Company and Parent shall promptly advise the other orally and in writing of any Action commenced after the date of this Agreement against any Acquired Company or Parent Company, as applicable, or any of its directors or officers by any stockholder of the Company or Parent, as applicable, arising out of or relating to this Agreement or the Transactions and shall keep the other reasonably informed regarding any such Action. The Company or Parent, as applicable, shall give the other the opportunity to participate in the defense or settlement of any such stockholder Action, shall give due consideration to the other’s advice with respect to such stockholder Action, and the Company shall not settle or offer to settle any such Action without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement is solely for monetary damages entirely paid for with proceeds of insurance (other than the deductible under insurance policy(ies) in effect as of the date hereof).

Section 5.15 Public Announcements. Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger, the Subsequent Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Adverse Recommendation Change or any Parent Adverse Recommendation Change.

Section 5.16 Transfer Taxes. Except as provided for in Section 2.2(c), all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company, the Surviving Corporation or the Surviving Company or incurred in connection with this Agreement or any of the Transactions shall be paid by either the Company or the Surviving Company. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.17 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on the NASDAQ Stock Market LLC, subject to official notice of issuance, prior to the Effective Time.

Section 5.18 Tax Treatment.

(a)  Parent, the Company, Merger Sub and Merger LLC intend that the Merger and the Subsequent Merger, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to be treated, for federal income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent and the Company are to be parties under Section 368(b) of the Code) in which the Company is to be treated as merging directly with and into Parent, with the Company Shares converted in such merger into the right to receive the consideration provided for hereunder, and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required to do so by applicable Law. The parties to this Agreement agree to make such reasonable representations as requested by counsel for the purpose of rendering the opinions described in Sections 6.2(d) and 6.3(d), including representations in the Company Tax Certificate (in the case of the Company) and in the Parent Tax Certificate (in the case of Parent).

(b)  If there is a determination within the meaning of Section 1313(a) of the Code that the Merger and the Subsequent Merger, taken together, do not qualify as a reorganization described in Section 368(a) of the Code, Parent, the Company, Merger Sub and Merger LLC shall take the position for federal income tax purposes that the Merger was a qualified stock purchase within the meaning of Section 338 of the Code and the Subsequent Merger qualified as a liquidation described in Section 332 of the Code.

(c)  Parent, the Company, Merger Sub and Merger LLC hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

(d)  As of the date of this Agreement, the Company is able to make the representations in the Company Tax Certificate, assuming the Merger and Subsequent Merger occurred as of the date of this Agreement, and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d). The Company shall immediately notify Parent, if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede the Company from making the representations contained in the Company Tax

Certificate or (ii) prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a “reorganization” under Section 368(a) of the Code.

(e)  As of the date of this Agreement, Parent is able to make the representations in the Parent Tax Certificate, assuming the Merger and Subsequent Merger occurred as of the date of this Agreement, and expects to be able to make such representations at such time or times as may be reasonably requested by counsel, including the effective date of the Form S-4 and the Closing Date, for purposes of rendering the opinions described in Sections 6.2(d) and 6.3(d). Parent shall immediately notify the Company, if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to (i) prevent or impede Parent from making the representations contained in the Parent Tax Certificate or (ii) prevent or impede the Merger and the Subsequent Merger, taken together, from being treated as a “reorganization” under Section 368(a) of the Code.

(f)  The Company shall, prior to the Closing Date, furnish to Parent a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

Section 5.19 Financing.

(a) Parent, Merger Sub and Merger LLC shall use reasonable best efforts to take, or cause to be taken, all such actions as may be necessary to arrange the Debt Financing on substantially the terms and conditions described in the Debt Commitment Letter, including (i) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions described in the Debt Commitment Letter (including, as necessary, any “flex” provisions contained in the Fee Letter) by the Closing Date and (ii) to satisfy or obtain the waiver of, on a timely basis, all conditions to obtaining the Debt Financing in accordance with the terms thereof and to comply with all of the obligations applicable to Parent pursuant to the Debt Commitment Letter and the definitive agreements related thereto. Parent, Merger Sub and Merger LLC shall use reasonable best efforts to cause the Lenders and other Persons to fund the Debt Financing required to consummate the Merger on the Closing Date. In the event that all conditions to funding the commitments contained in the Debt Commitment Letter have been satisfied, Parent, Merger Sub and Merger LLC shall use reasonable best efforts to cause the Lenders and other Persons to fund the Debt Financing required to consummate the Transactions contemplated by this Agreement, pay related fees and expenses (including paying all commitment fees when due, for repaying or refinancing the Credit Agreement or other indebtedness of the Company) and satisfy all requirements applicable to Parent, Merger Sub or Merger LLC related to or arising out of the consummation of the transactions contemplated hereby on the date of Closing. Parent, Merger Sub and Merger LLC shall give the Company prompt notice of any breach (or threatened breach) or default (or threatened default) by any party to the Debt Commitment Letter or the definitive agreements related thereto of which any of Parent, Merger Sub or Merger LLC has become aware or any termination of the Debt Commitment Letter or such definitive agreements. In the event that any portion of the Debt Financing becomes unavailable, Parent, Merger Sub and Merger LLC shall use reasonable best efforts to arrange to obtain substitute financing as promptly as practicable in equivalent amounts commitments in respect of other financing for such portion of the Debt Financing from the same or alternative bona fide third-party financing sources on terms no less favorable to Parent, Merger Sub and Merger LLC as those contained in the Debt Commitment Letter, including with respect to the conditions precedent to funding of such financing that are in the aggregate, in respect of certainty of funding, are equivalent to (or more favorable to Parent, Merger Sub and Merger LLC than) the conditions precedent set forth in the Debt Commitment Letter, to replace the Debt Financing contemplated by such expired, replaced, terminated or unavailable commitments or agreements, and on terms that do not make the timely funding of the financing or the satisfaction of the conditions to obtaining the financing less likely to occur (“Alternative Financing”) and promptly notify the Company of the foregoing. If obtained, Parent, Merger Sub and Merger LLC shall deliver to the Company true and complete copies of all commitment letters, agreements (including copies of fee letters (provided that fees, “market flex” and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted)) pursuant to which any such alternative source shall have committed to provide Parent, Merger Sub and Merger LLC with Alternative Financing, including the definitive agreements related thereto. Parent, Merger Sub and Merger LLC shall (i) keep the Company reasonably informed of to the status of their efforts to arrange the Debt Financing and (ii) provide the Company with final copies of the Debt Commitment Letter, the Fee Letter (provided that fees, “market flex” and other economic terms which do not affect the amount, availability or conditionality of any portion thereof may be redacted), and the definitive agreements related thereto or any debt commitment letter, fee letter and definitive agreements in connection with any Alternative Financing, if any, and (iii) provide the Company a reasonable opportunity to review all drafts of the Debt Commitment Letter, any debt commitment letter in connection with any Alternative Financing and, in each case, the definitive agreements related thereto and to approve the final versions of each of the foregoing.

(b)  Parent, Merger Sub and Merger LLC shall not, without the Company’s prior written consent, permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any definitive agreements related thereto that (w) shall add any condition to obtaining the funding of the Debt Financing on the Closing Date, (x) shall reasonably be expected to (i) adversely affect the ability or likelihood of Parent, Merger Sub and Merger LLC timely consummating the transactions contemplated by this Agreement or (ii) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur or shall reduce the amount of the Debt Financing or (z) shall adversely affect the ability of Parent, Merger Sub or Merger LLC to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements relating thereto. Parent, Merger Sub and Merger LLC shall provide the Company with prompt written notice of the receipt of any written notice or other written communication from the Debt Financing Sources with respect to any Debt Financing Sources’ failure or anticipated failure to fund its commitments under the Debt Commitment Letter or definitive agreements in connection therewith. Parent, Merger Sub and Merger LLC shall not release or consent to the termination of the commitments and obligations of the lenders under the Debt Commitment Letter other than in accordance with the terms thereof, nor shall Parent, Merger Sub and Merger LLC terminate the Debt Commitment Letter.

(c)  Parent shall have the right to substitute in equivalent amounts commitments in respect of other financing for all or any portion of the Debt Financing from the same or alternative bona fide third party financing sources so long as such alternative sources would not reasonably be expected to (i) adversely affect the ability or likelihood of Parent, Merger Sub and Merger LLC timely consummating the transactions contemplated by this Agreement, (ii) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (iii) adversely affect the ability of Parent, Merger Sub or Merger LLC to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements relating thereto (collectively with the Debt Financing, the “Available Financing” it being understood that for purposes of this Section 5.19, for the avoidance of doubt, Available Financing may include any offering of debt securities or incurrence of loans). Prior to the Closing Date, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its commercially reasonable efforts to cause its Representatives, including legal and accounting, to provide, in each case at Parent’s sole expense and on a timely basis, the cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the arrangement of the Debt Financing or any permitted replacement, amended, modified or Alternative Financing (provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of the Acquired Companies, (ii) such requested cooperation and information required to be provided by the Company is limited to information about the Company and its operations and (iii) neither the Company nor its Subsidiaries shall be required to prepare any information, including Required Information, that requires the combination of information about the Company with any other Person, including the Parent). Such cooperation shall include:

(i)  furnishing Parent and Merger Sub and their Debt Financing Sources, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information necessary to syndicate or complete the underwriting or private placement of Debt Financing as may be reasonably requested in writing by Parent regarding the business, operations, financial projections and prospects of the Acquired Companies as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the Available Financing;

(ii)  unless the Debt Financing or any Alternative Financing shall have been fully syndicated or funded prior thereto, (A) furnishing to Parent as promptly as reasonably practicable, and in no event later than (x) 20 calendar days after the end of the first three fiscal quarters of any fiscal year of the Company and 45 calendar days after the end of each fiscal year of the Company, unaudited balance sheets and income and cash flow statements (in each case without footnotes) of the Acquired Companies for such fiscal quarter or fiscal year and (y) 60 calendar days after the end of each fiscal year of the Company, audited balance sheets and income and cash flow statements of the Acquired Companies for such fiscal year, in each case, to the extent reasonably required by Parent to prepare pro forma financial statements of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act to syndicate or complete the offering(s) of debt securities contemplated by the Debt Commitment Letter or in connection with the Available Financing and the Transactions; (B) furnishing to Parent as promptly as reasonably practicable, but in any event no later than 90 calendar days after the end of each fiscal year of the Company, the audited balance sheets and income and cash flow statements of the Acquired Companies for the three most recent fiscal years ended at least 90 days prior to the Closing Date prepared in accordance with GAAP as required by Regulation S-X under the Securities Act; and (C) furnishing to Parent as promptly as reasonably practicable, and in no event later than 45 calendar days after the end of each subsequent fiscal quarter of the Company ending at least 45 days prior to the Closing Date (other than the fourth quarter), unaudited balance sheets and income and cash flow statements (in each case without footnotes) of the Acquired Companies for such fiscal quarter of the Company prepared in accordance with GAAP as required by Regulation S-X under the Securities Act (it being understood that clauses (B) and (C) of this Section 5.19(c)(ii) shall be deemed satisfied upon the filing with the SEC of the Company’s 10-K or 10-Q, as applicable, to the extent such financial statements are contained therein) (the information, financial statements, pro forma financial statements business and other financial data and financial information referred to above shall mean the “Required Information”);

(iii)  reasonably assisting Parent in the preparation of pro forma financial statements and other financial data and financial information of the Acquired Companies necessary to syndicate or complete the underwriting or private placement of Debt Financing; it being understood that neither the Company nor its Subsidiaries shall be required to prepare any information, including Required Information, that requires the combination of information about the Company with any other Person, including the Parent);

(iv)  using reasonable best efforts to obtain customary accountants’ comfort letters and consents of accountants to the use of their reports in any materials relating to the Available Financing;

(v)  participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing at times and dates reasonably acceptable to the Company;

(vi)  reasonably assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Available Financing, by providing information about the Acquired Companies available to the Company and execution and delivery of customary representation letters in connection with bank information memoranda;

(vii)  taking corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation or the Surviving Company, as applicable, immediately after the Effective Time;

(viii)  reasonably assisting in the negotiation, preparation and execution of one or more credit agreements, indentures, underwriting agreements or purchase agreements, in each case, on terms that are reasonably requested by Parent in connection with the

Available Financing; provided that no obligation of any Acquired Company under any such agreements or amendments shall be effective until the Effective Time;

(ix)  subject to confidentiality provisions, providing customary authorization letters to the Debt Financing Sources;

(x)  cooperating reasonably with the Debt Financing Sources’ and Parent’s underwriters’ due diligence, to the extent reasonable;

(xi)  using commercially reasonable efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge, lien release and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date;

(xii)  as soon as practicable, furnishing written notice to Parent if the Company shall have knowledge of (A) any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable or (B) that the Required Information ceases to be Compliant; and

(xiii)  providing within three (3) Business Days after any request therefor from Parent, all documentation and other available information with respect to the Acquired Companies that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 and requested by Parent at least ten (10) Business Days prior to the Closing Date;

provided, however, that, no obligation of any of the Acquired Companies under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of the Acquired Companies nor their respective Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time.

Notwithstanding the foregoing, (1) none of the Acquired Companies shall be required to pay any commitment or other similar fee or incur prior to the Closing Date any other liability or obligation in connection with the Debt Financing, (2) none of the Acquired Companies nor their respective officers, directors or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than the authorization letters referred to above), or take any actions which would violate its organizational documents or applicable laws and (3) nothing shall obligate any of the Acquired Companies to provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable law or loss of any privilege.

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any of the Acquired Companies or the reputation or goodwill of any of the Acquired Companies and are used solely in connection with a description of the Company, its business and services or the Merger.

(e)  Parent, Merger Sub and Merger LLC shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by any of the Acquired Companies in connection with the cooperation by them contemplated by this Section 5.19. Parent, Merger Sub and Merger LLC shall, promptly upon request by the Company, indemnify and hold harmless the Acquired Companies and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with any financing or other securities offering of any of the Parent Companies or any assistance or activities provided in connection therewith, except to the extent such Losses arise out of or result from the gross negligence, fraud or willful misconduct by any of the Acquired Companies or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

(f)  Parent, Merger Sub and Merger LLC acknowledge and agree that the obtaining of the Available Financing is not a condition to Closing and, prior to any termination of this Agreement pursuant to Section 7.1, they shall continue to be obligated to consummate the Transactions contemplated by this Agreement irrespective and independently of the availability of the Available Financing, subject to the satisfaction or waiver of the requirements of Section 1.2 and the conditions set forth in Sections 6.1 and 6.2.

(g)  After the start of the Marketing Period, the Company shall, and shall cause its Subsidiaries to use reasonable best efforts to update any Required Information provided to Parent as may be necessary so that such Required Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Information”. From the date of this Agreement through the Effective Time, the Company agrees to use its reasonable best efforts to timely file all of its Annual Reports on Form 10-K, all of its Quarterly Reports on Form 10-Q and all of its Current Reports on Form 8-K required to be filed with the SEC pursuant to the Exchange Act. Any updates provided to Parent pursuant to this Section 5.19(g) shall not terminate or restart the Marketing Period.

Section 5.20 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that all HSR Act filing fees and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided equally between Parent and the Company. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

Section 5.21 Company Charter; Amendment to Exchange Organizational Documents.

(a) The Company hereby acknowledges and agrees that this Agreement shall constitute the notice contemplated by clause (i) of clause (c) of Article FIFTH of the Company Charter with respect to the Company Voting Agreements.

(b) Upon the request of Parent, the Company shall promptly make an appropriate filing with the SEC, in form and substance reasonably satisfactory to Parent, in order to amend the organizational documents of each Exchange that is a Subsidiary of the Company effective as of the Closing Date in order to declassify the board of directors of each such Exchange, and the Company shall supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested by the SEC, and take all other commercially reasonable actions necessary, in connection therewith. For the avoidance of doubt, (i) such filing shall be made after the filing contemplated by Section 5.7(b) and (ii) approval of such amendments by the SEC shall not constitute a condition to the respective obligations of each party to effect the Merger for purposes of Section 6.1(g)(i).

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in writing, in whole or in part, by Parent, Merger Sub, Merger LLC or the Company, as the case may be, to the extent permitted by applicable Law:

(a)  Stockholder Approval. The Company shall have obtained the Company Stockholder Approval, and Parent shall have obtained the Parent Stockholder Approval.

(b)  Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NASDAQ Stock Market LLC, subject to official notice of issuance.

(c)  Other Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger or the Subsequent Merger under the HSR Act shall have expired or been earlier terminated; (ii) all authorizations, consents or approvals required under any other Regulatory Law set forth on Section 6.1(c) of the Company Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated; and (iii) all other authorizations, consents, orders, declarations or approvals of or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Regulatory Laws, which the failure to obtain, make or occur would have the effect of making the Merger, the Subsequent Merger or any of the other Transactions illegal or would, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, shall have been obtained, shall have been made or shall have occurred.

(d)  No Injunctions, Orders or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Subsequent Merger or imposing a Burdensome Effect upon the consummation thereof shall be in effect (provided, that prior to asserting this condition, the party asserting this condition shall have used its reasonable best efforts to prevent the entry of any such order or injunction and to appeal as promptly as practicable any order or injunction that may be entered).

(e)  No Pending or Threatened Action. No Action shall have been threatened or commenced by any Governmental Entity and be pending by or before any Governmental Entity of competent jurisdiction wherein a judgment would, individually or in the aggregate with other such judgments, have or would reasonably be expected to have any of the effects referred to in Section 6.1(d).

(f)  S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

(g)  Other Approvals. (i) The SEC shall have approved the Merger, the Subsequent Merger and any related amendments to the governance documents and rules of the Acquired Companies or the Parent Companies pursuant to Section 19(b) of the Exchange Act and Rule 19b-4 thereunder, (ii) FINRA shall have approved the change of ownership or control of broker dealer entities that are Acquired Companies under NASD Rule 1017; and (iii) the U.K. Financial Conduct Authority shall have approved the Merger under the U.K. Financial Services and Markets Act 2000 and the related notifications shall have been delivered to the U.K. Financial Conduct Authority.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent, Merger LLC and Merger Sub to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c) and Section 3.2(d) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 3.1 (Organization; Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.4(a)(i) (No Conflicts), Section 3.20 (Brokers), Section 3.21 (Takeover Statutes) and Section 3.22 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or be reasonably likely to materially adversely affect the ability of the Company to effect the Merger in accordance with this Agreement. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b)  Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c)  Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)  Tax Opinion. Parent shall have received an opinion of Sidley Austin LLP (or other tax counsel of national standing reasonably acceptable to Parent), in form and substance reasonably satisfactory to Parent, dated the Closing Date, substantially to the effect that for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Sidley Austin LLP (or such other tax counsel) may rely upon representations contained herein and may receive and rely upon the representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate.

(e)  Appraisal Rights. No more than 20% of the outstanding Company Common Stock as of the Closing shall be Appraisal Shares.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.2(a) (Organization, the first sentence of Section 4.2(b) and the first sentence of Section 4.2(c) (Capital Stock), Section 4.3 (Authority), Section 4.4(a)(i) (No Conflicts), Section 4.20 (Ownership of Company Shares), Section 4.21 (Ownership and Operations of Merger Sub and Merger LLC) and Section 4.23 (Brokers) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of Parent, Merger Sub and Merger LLC set forth in Section 4.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time and (iii) the other representations and warranties of Parent, Merger Sub and Merger LLC set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have a Parent Material Adverse Effect or be reasonably likely to materially adversely affect the ability of Parent and Merger Sub to effect the Merger in accordance with this Agreement.. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b)  Performance of Obligations of Parent, Merger Sub and Merger LLC. Each of Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c)  Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)  Tax Opinion. The Company shall have received an opinion of Davis Polk & Wardwell LLP (or other tax counsel of national standing reasonably acceptable to the Company), in form and substance reasonably satisfactory to the Company, dated the Closing Date, substantially to the effect that for federal income tax purposes: (i) the Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP (or such other tax counsel) may rely upon the representations contained herein and may receive and rely upon representations from Parent, the Company and others, including representations from Parent in the Parent Tax Certificate and representations from the Company in the Company Tax Certificate.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger and the Subsequent Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub and Merger LLC):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, the Subsequent Merger or any of the other Transactions or imposing a Burdensome Effect on the consummation thereof and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such judgment, order, injunction, rule, decree or other action;

(ii)  if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if the Company has not complied with its obligations under Sections 5.3 and 5.5;

(iii)  if, upon a vote taken at any duly held Parent Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if Parent has not complied with its obligations under Sections 5.4 and 5.5; or

(iv)  if the Effective Time shall not have occurred on or before July 25, 2017 (the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI other than the condition set forth in Section 6.1(c)(i) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than the first anniversary of the date of this Agreement, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that, in the event the Marketing Period has commenced but has not yet been completed at the time of the Outside Date, the Outside Date may be extended by the Company or Parent by providing written notice thereof to the other at least one (1) Business Day prior to the original Outside Date until three (3) Business Days after the final date of the Marketing Period but no more than twenty (20) Business Days after the original Outside Date; and provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to consummate the Merger by such date results from the material breach by Parent, Merger Sub or Merger LLC (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its covenants or agreements contained in this Agreement;

(c)	by Parent:

(i)  if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (x) fifteen (15) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the Outside Date;

(ii)  prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to the Company’s stockholders a Company Acquisition Proposal other than the Merger, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Company Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Company Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Company Acquisition Proposal other than the Merger or (E) failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of the Company within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

(iii) if the Company breaches Section 5.3 in any material respect; or

(iv)  prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement to effect a Parent Superior Proposal, if Parent has complied with Section 5.4 (including Section 5.4(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

(d)	by the Company:

(i)  if Parent, Merger Sub or Merger LLC breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (x) fifteen (15) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (y) the number of calendar days remaining until the Outside Date;

(ii)  prior to obtaining the Parent Stockholder Approval, if, after the date hereof, the Parent Board or any committee thereof shall have (A) effected or permitted a Parent Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to Parent’s stockholders a Parent Acquisition Proposal, (C) failed to publicly reaffirm its recommendation of this Agreement within three (3) Business Days following receipt of a written request by the Company to provide such reaffirmation after a Parent Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Parent

Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Parent Acquisition Proposal or (E) failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Parent within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

(iii) if Parent breaches Section 5.4 in any material respect; or

(iv)  prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company has complied with Section 5.3 (including Section 5.3(f)) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger LLC or the Company, except that the provisions of the last sentence of Section 5.6 (Access to Information; Confidentiality), Section 5.15 (Public Announcements), Section 5.19(e) (Financing), Section 5.20 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) (other than Section 8.3) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of (i) the willful and material breach of this Agreement, (ii) fraud or (iii) the intentional failure to satisfy a condition to the performance of the obligations of the other party or to perform a covenant of such party, the parties agree that the party that did not so breach, act with fraud or fail to satisfy such condition or so perform shall be entitled to recover from the other party any and all damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of bargain lost by a party’s stockholders, which losses, to the extent proven, shall be deemed in such event to be damages of such party) incurred or suffered by such party as a result of such breach, act or failure. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a)  Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger, the Subsequent Merger and the other Transactions shall be borne and timely paid by the party incurring such fees or expenses, whether or not the Merger or the Subsequent Merger is consummated.

(b) In the event that:

(i)  (A) prior to the receipt of the Company Stockholder Approval, a Company Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by Parent pursuant to Section 7.1(c)(i), then (1) the Company shall pay to Parent by wire transfer of same day funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses and (2) if, concurrently with or within 12 months after the date of any such termination, (x) any of the Acquired Companies enters into a definitive agreement with respect to any Company Competing Proposal or (y) any Company Competing Proposal is consummated, (which Company Competing Proposal may be the same as or different from the Company Competing Proposal referred to in the immediately preceding clause (A)), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the consummation of such Company Competing Proposal;

(ii)  (A) prior to the receipt of the Parent Stockholder Approval, a Parent Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by the Company pursuant to Section 7.1(d)(i), then (1) Parent shall pay to the Company by wire transfer of same day funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses and (2) if, concurrently with or within 12 months after the date of any such termination, (x) any of the Parent Companies enters into a definitive agreement with respect to any Parent Competing Proposal or (y) any Parent Competing Proposal is consummated, (which Parent Competing Proposal may be the same as or different from the Parent Competing Proposal referred to in the immediately preceding clause (A)), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee concurrently with the consummation of such Parent Competing Proposal;

(iii)  this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee within two (2) Business Days after such termination;

(v) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv), Parent shall pay to the Company or its designee by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Termination Fee prior to, and as a condition to, such termination;

(vi) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iv), the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee prior to, and as a condition to, such termination;

(vii) unless the Company is required to pay Parent Expenses under Section 7.3(b)(i), if this Agreement is terminated pursuant to Section 7.1(b)(ii), then the Company shall pay to Parent by wire transfer of same day funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses; and

(viii) unless Parent is required to pay Company Expenses under Section 7.3(b)(ii), if this Agreement is terminated pursuant to Section 7.1(b)(iii), then Parent shall pay to the Company by wire transfer of same day funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses, it being understood that in no event shall the Company or Parent be required to pay the Termination Fee on more than one occasion.

(c)	For purposes of this Section 7.3.

(i)  “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “20%” therein shall be changed to “50%” and all references to “80%” therein shall be changed to “50%;”

(ii)  “Company Expenses” means documented fees and expenses (not to exceed $10,000,000) incurred or paid by or on behalf of the Company and its Affiliates in connection with the Transactions, or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to the Company and its Affiliates;

(iii)  “Parent Competing Proposal” shall have the same meaning as Parent Acquisition Proposal except that all references to “20%” therein shall be changed to “50%” and all references to “80%” therein shall be changed to “50%;”

(iv)  “Parent Expenses” means documented fees and expenses (not to exceed $10,000,000) incurred or paid by or on behalf of Parent, Merger Sub, Merger LLC and their respective Affiliates in connection with the Transactions, or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent, Merger Sub, Merger LLC and their respective Affiliates; and

(v) “Termination Fee” means an amount in cash equal to $110,000,000.

(d)  In the event that a party or its designees receive full payment of the Termination Fee under the circumstances where a Termination Fee was payable, the receipt of the Termination Fee shall be the sole and exclusive monetary remedy for any and all Losses suffered or incurred by the party to which such Termination Fee was payable hereunder (and any of its Affiliates or any other Person) in connection with this Agreement, the termination of this Agreement, the termination or abandonment of any the Transactions or any matter forming the basis for such termination.

(e)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub or Merger LLC would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee or the Parent Expenses, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee or Parent Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum. In addition, if Parent fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or its designee commences a suit that results in a Judgment against Parent for all or a portion of the Termination Fee or the Company Expenses, Parent shall pay to the Company or its designees interest on the amount of the Termination Fee or the Company Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to 5% per annum.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 7.4, Sections 8.6, 8.7, 8.8, 8.10 and 8.13 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub, Merger LLC, the Surviving Corporation or the Surviving Company, to:

CBOE Holdings, Inc.

400 South LaSalle Street

Chicago, Illinois 60605

Attention: Joanne Moffic-Silver (legalnotices@cboe.com)

Facsimile: (312)-786-7919

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention:	Thomas A. Cole (tcole@sidley.com)

Beth E. Peev (bpeev@sidley.com)

Facsimile:	(312) 853-7036

(ii)	if to the Company, to:

Bats Global Markets, Inc.

8050 Marshall Drive, Suite 120

Lenexa, Kansas 66214

Attention:	Eric Swanson
Facsimile:	(212) 378-8550

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	Leonard Kreynin (leonard.kreynin@davispolk.com)

Lee Hochbaum (lee.hochbaum@davispolk.com)

Facsimile:	(212) 701-5800

Section 8.3 Certain Definitions. For purposes of this Agreement:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executed order to be closed;

“Closing Volume-Weighted Average Price” means the volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the NASDAQ Stock Market LLC for the period of the ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time;

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, but excluding any event, change, effect, development, state of facts, condition, circumstance or occurrence arising out of or resulting from: (i) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit or securities markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) changes in or conditions generally affecting the industries in which the Acquired Companies generally operate, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (iii) changes in GAAP or accounting standards or interpretations thereof, (iv) geopolitical conditions, cyber-attacks, natural disasters, any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (v) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, (vi) changes resulting from or arising out of the execution and delivery of this Agreement or the announcement or consummation of the Transactions, (vii) any taking of any action at the written request of Parent, Merger Sub or Merger LLC, (viii) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (ix) any action taken by any of the Acquired Companies that is required or contemplated by this Agreement or (x) (A) any change in the share price or trading volume of the Company Shares, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or (B) the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided, in the case of clauses (A) and (B), that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Company Material Adverse Effect);

“Company Related Party” means the Company and each of its Affiliates and its and its Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Company Stock Plans” means the Company’s 2009 Stock Option Plan, Third Amended and Restated 2012 Equity Incentive Plan, 2016 Omnibus Incentive Plan, 2016 Non-Employee Directors Compensation Plan and 2016 Employee Stock Purchase Plan;

“Company Stock Purchase Plan” means the Company’s 2016 Employee Stock Purchase

Plan;

“Company Tax Certificate” means the certificate to the effect of the form attached as Exhibit A to the Company Disclosure Letter to be delivered by the Company;

“Compliant” shall mean, with respect to the Required Information, that (a) the Company’s auditors have not withdrawn any audit opinion with respect to, nor has the Company undertaken a restatement of any financial statements contained in the Required Information, and (b) such Required Information constituting projections, interpretations and other forward-looking information has been prepared in good faith based upon reasonable assumptions;

“Continuing Employee” means each employee who is employed by any of the Acquired Companies immediately prior to the Closing and whose employment with the Surviving Company (or Parent or any of its Affiliates) continues after the Closing;

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, legally binding agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“Debt Financing Sources” means the lenders, agents, underwriters, initial purchasers, or arrangers of the Available Financing (including any Alternative Financing) and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements, credit agreements, indentures or other agreements relating thereto;

“ERISA Affiliate” with respect to any Person, means any other Person that, together with such first Person, would be treated as a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity of competent jurisdiction (in each case whether temporary, preliminary or permanent);

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company identified in Section 8.3 of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent identified in Section 8.3 of the Company Disclosure Letter;

“Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which Parent shall have received the Required Information from the Company, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and that such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case Parent shall promptly deliver such notice to the Debt Financing Sources, the Company shall be deemed to have complied with the delivery of Required Information, and the Marketing Period shall be deemed to have commenced as of such date unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity, to the extent reasonably practicable, which Required Information Parent believes in good faith that the Company has not delivered or is not Compliant). Notwithstanding the foregoing, the “Marketing Period” shall (x) not commence and shall be deemed not to have commenced prior to the date hereof, prior to the mailing of the Form S-4 and Joint Proxy Statement and (y) exclude July 3, 2017 and July 5, 2017 from the determination of such 20 consecutive Business Day period and if such 20 consecutive Business Day period has not ended on or prior to August 21, 2017, then the Marketing Period shall commence no earlier than September 11, 2017.

“Parent Companies” means Parent and its Subsidiaries;

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, but excluding any event, change, effect, development, state of facts, condition, circumstance or occurrence arising out of or resulting from: (i) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit or securities markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) changes in or conditions generally affecting the industries in which the Parent Companies generally operate, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (iii) changes in GAAP or accounting standards or interpretations thereof, (iv) geopolitical conditions, cyber-attacks, natural disasters, any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely effected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (v) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, to the extent the Parent Companies are not adversely effected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (vi) changes resulting from or arising out of the execution and delivery of this Agreement or the announcement or consummation of the Transactions, (vii) any taking of any action at the written request of the Company, (viii) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (ix) any action taken by any of the Acquired Companies that is required or contemplated by this Agreement or (x) (A) any change in the share price or trading volume of the Parent Common Stock, in the Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or (B) the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided, in the case of clauses (A) and (B), that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there is or would reasonably be expected to be a Parent Material Adverse Effect);

“Parent Stock Plans” means the Amended and Restated CBOE Holdings, Inc. Long-Term Incentive Plan, amended effective as of February 8, 2011;

“Parent Tax Certificate” means the certificate to the effect of the form attached as Exhibit A to the Parent Disclosure Letter and to be delivered by Parent;

“Permitted Liens” means (a) all Liens disclosed on the balance sheet of the Company or Parent, as applicable, (b) statutory Liens for Taxes, assessments or other charges by

Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (c) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (d) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or Parent SEC Documents, as applicable, filed on or prior to the date hereof, (e) Liens imposed or promulgated by Law or Governmental Entities with respect to real property and improvements, including building codes, zoning regulations and environmental regulations, (f) Liens that affect the underlying fee interest of any property leased under a Parent Real Property Lease or a Company Real Property Lease, (g) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially and adversely affect the marketability of any property or assets or materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, (h) Liens that will be released or extinguished at the Effective Time or (i) any other Liens which do not materially detract from the value of the assets to which they attach;

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other applicable federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other applicable Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Share Issuance” the issuance by Parent of shares of Parent Common Stock in the Merger as contemplated by this Agreement; and

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since April 16, 2016. The words “made available” to the Company and words of similar import means that the information or document (i) has been actually delivered to the Company or its advisors, counsel or other representatives, (ii) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (iii) has been publicly filed by Parent with the SEC, or incorporated by reference into any public filing with the SEC made by Parent. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Voting Agreements, the Company Disclosure Letter, the Parent Disclosure Letter, the Debt Commitment Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement between the parties and their respective Affiliates with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties and their respective Affiliates with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub, Merger LLC and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (a) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Shares and Company Stock Awards immediately prior to the Effective Time) and Section 5.10 (which shall be for the benefit of the Indemnified Parties and their heirs) and (b) the rights of the Debt Financing Sources set forth in Sections 8.7(b) and 8.8(b); provided, however, that the Debt Financing Sources are hereby made express third-party beneficiaries of Section 7.4, this Section 8.6 and Sections 8.10 and 8.13.

Section 8.7 Governing Law.

(a)  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction.

(b)  Notwithstanding anything to the contrary in Section 8.7(a), the Company on behalf of itself and each Company Related Party agrees that, except as specifically set forth in the Debt Commitment Letter, all Actions, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any agreement entered into by the Debt Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of law of another jurisdiction. The parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 8.7(b).

Section 8.8 Jurisdiction; Enforcement.

(a) Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8(a), and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8(a), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts

(whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub and Merger LLC hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

(b) Notwithstanding anything to the contrary in Section 8.8(a), the Company on behalf of itself and each Company Related Party (i) agrees that it will not bring or support any Action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any agreement entered into by the Debt Financing Sources in connection with the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.2 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 8.8(b).

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Remedies.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company, Parent, Merger Sub and Merger LLC shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and each Company Related Party that none of the Debt Financing Sources shall have any liability or obligation to the Company or any Company Related Party relating to this Agreement or any of the Transactions (including the Debt Financing). This Section 8.10(b) is intended to benefit and may be enforced by the Debt Financing Sources.

Section 8.11 Currency. All references to “dollars” or “$” or “US$ ” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.14 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.15 Disclosure Letters. The Company Disclosure Letter and the Parent Disclosure Letter are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Parent, Merger Sub or Merger LLC, except and to the extent expressly provided in this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission that such item is material or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Descriptive headings in the Company Disclosure Letter and the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future Action.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CBOE HOLDINGS, INC.

By:
Name:
Title:

CBOE CORPORATION

By:
Name:
Title:

CBOE V, LLC

By:
Name:
Title

BATS GLOBAL MARKETS, INC.

By:
Name:
Title:

[Signature Page to Merger Agreement]

ANNEX I

DEFINED TERM INDEX

Acquired Company(ies)	3.1(a)
Action	3.9(a)
Affiliate	8.3
Agreement	Preamble
Alternative Financing	5.19(a)
Appraisal Shares	2.1(c)
Available Cash Election Amount	2.1(b)(ii)(B)
Available Financing	5.19(c)
BofA Merrill Lynch	4.23
Burdensome Effect	5.7(d)
Business Day	8.3
Cash Election	2.1(b)(ii)(B)
Cash Election Amount	2.1(b)(ii)(B)
Cash Electing Company Share	2.1(b)(ii)(B)
Cash Fraction	2.1(b)(ii)(B)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Closing Volume-Weighted Average Price	8.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.8(e)
Company Acceptable Confidentiality Agreement	5.3(k)(i)
Company Acquisition Proposal	5.3(k)(ii)
Company Adverse Recommendation Change	5.3(d)
Company Board	2.4(d)
Company Book-Entry Shares	2.1(b)(i)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	Recitals
Company Competing Proposal	7.3(c)(ii)
Company Data	3.18(k)(i)
Company Disclosure Letter	Article III
Company Domain Names	3.18(k)(ii)
Company Expenses	7.3(c)(ii)
Company Intellectual Property	3.18(k)(iii)
Company Intellectual Property Agreements	3.18(b)(ii)
Company Intervening Event	5.3(k)(iii)
Company Intervening Event Notice Period	5.3(g)
Company IT Systems	3.18(k)(iv)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Non-Voting Common Stock	Recitals
Company Owned Intellectual Property	3.18(k)(v)
Company Plan	3.11(a)
Company Preferred Stock	3.2(a)
Company Privacy Policies	3.18(k)(vi)
Company Real Property	3.17(a)
Company Real Property Lease	3.15(a)(xiv)
Company Recommendation	5.5(b)
Company Related Party	8.3
Company Restricted Shares	2.4(b)
Company SEC Documents	3.5(a)
Company Share(s)	2.1(a)
Company Software	3.18(k)(vii)
Company Specified Time	3.2(a)
Company Stock Awards	2.4(d)
Company Stock Equivalents	3.2(c)(iv)
Company Stock Option	2.4(a)
Company Stock Plans	8.3
Company Stock Purchase Plan	8.3
Company Stockholder Approval	3.3(a)
Company Stockholder Meeting	5.5(b)
Company Superior Proposal	5.3(k)(iv)
Company Superior Proposal Notice Period	5.3(f)
Company Tax Certificate	8.3
Company User Data	3.18(k)(viii)
Company Voting Agreement	Recitals
Company Voting Common Stock	Recitals
Company Voting Debt	3.2(c)(vi)
Company’s Current Premium	5.10(c)
Compliant	8.3
Confidentiality Agreement	5.6
Continuing D&O Insurance	5.10(c)
Continuing Employee	8.3
Contract	8.3
Copyrights	3.18(k)(ix)
Credit Agreement	4.22(b)
Debt Commitment Letter	4.22(a)
Debt Financing	4.22(a)
Debt Financing Sources	8.3
D&O Insurance	3.16(b)
DGCL	Recitals
Domain Names	3.18(k)(x)
DOJ	5.7(c)

I-1

Effective Time	1.3
Election Deadline	2.3(c)
Enforceability Limitations	3.3(a)
Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
ERISA	3.11(a)
ERISA Affiliate	8.3
Exchange	4.10(e)
Exchange Act	3.4(b)(i)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(b)(ii)(C)
Fee Letter	4.22(a)
Final Payment Period	2.4(c)
Form S-4	2.3(b)
Form of Election	2.3(b)
Fraud and Bribery Laws	3.10(b)
FTC	5.7(c)
GAAP	3.5(b)(ii)
Governmental Entity	3.4(b)
HSR Act	3.4(b)(iii)
Indemnified Party	5.10(b)
Intellectual Property	3.18(k)(xi)
IRS	3.11(a)(ii)(C)
Joint Proxy Statement	2.3(b)
Judgment	8.3
knowledge	8.3
Know-How	3.18(k)(xii)
Law	3.4(a)(ii)
Lenders	4.22(a)
Liens	3.1(c)
LLC Act	Recitals
Leased Company Real Property	3.17(a)
Leased Parent Real Property	4.17(a)
Lock-up Agreement	Recitals
Losses	5.10(b)
Marketing Period	8.3
Material Company Subsidiary	3.1(b)
Material Parent Subsidiary	4.1(b)
Materials of Environmental Concern	3.13(b)(iii)
Merger	Recitals
Merger Consideration	2.1(b)(iv)
Merger LLC	Preamble
Merger Sub	Preamble
Mixed Consideration	2.1(b)(ii)(A)
Mixed Consideration Electing Share	2.1(b)(ii)(A)
Mixed Election	2.1(b)(ii)(A)
Mixed Election Stock Exchange Ratio	2.1(b)(ii)(A)
Non-Electing Company Share	2.3(b)
Notice of Company Intervening Event	5.3(g)
Notice of Company Superior Proposal	5.3(f)
Notice of Parent Intervening Event	5.4(g)
Notice of Parent Superior Proposal	5.4(f)
Open Source Code	3.18(k)(xiii)
Outside Date	7.1(b)(iv)
Owned Company Real Property	3.17(a)
Owned Parent Real Property	4.17(a)
Parent	Preamble
Parent 401(k) Plan	5.8(e)
Parent Acceptable Confidentiality Agreement	5.4(k)(i)
Parent Acquisition Proposal	5.4(k)(ii)
Parent Adverse Recommendation Change	5.4(d)
Parent Board	1.7
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	2.1(a)(ii)
Parent Companies	8.3
Parent Competing Proposal	7.3(c)(iii)
Parent Data	4.18(k)(i)
Parent Disclosure Letter	Article IV
Parent Domain Names	4.18(k)(ii)
Parent Employee Plan	5.8(b)
Parent Expenses	7.3(c)(iv)
Parent Intellectual Property	4.18(k)(iii)
Parent Intellectual Property Agreements	4.18(b)(ii)
Parent Intervening Event	5.4(k)(iii)
Parent Intervening Event Notice Period	5.4(g)
Parent IT Systems	4.18(k)(iv)
Parent Material Adverse Effect	8.3
Parent Material Contract	4.15(a)
Parent Owned Intellectual Property	4.18(k)(v)
Parent Plan	4.11(a)
Parent Preferred Stock	4.2(a)
Parent Privacy Policies	4.18(k)(vi)
Parent Real Property	4.17(a)
Parent Real Property Lease	4.15(a)(xiv)
Parent Recommendation	5.5(c)
Parent Restricted Shares	2.4(b)
Parent RSUs	4.2(b)(ii)
Parent SEC Documents	4.5(a)
Parent Software	4.18(k)(vii)
Parent Specified Time	4.2(a)
Parent Stock Awards	4.2(b)(ii)
Parent Stock Equivalents	4.2(c)(iv)
Parent Stock Option	2.4(a)

I-2

Parent Stock Plans	8.3
Parent Stockholder Approval	4.3(a)
Parent Stockholder Meeting	5.5(c)
Parent Superior Proposal	5.4(k)(iv)
Parent Superior Proposal Notice Period	5.4(f)
Parent Tax Certificate	8.3
Parent User Data	4.18(k)(viii)
Parent Voting Agreements	Recitals
Parent Voting Debt	4.2(c)
Patents	3.18(k)(xiv)
Per Share Cash Amount	2.1(b)(ii)(A)
Per Share Cash Election
Consideration	2.1(b)(ii)(B)
Permits	3.10(d)
Permitted IP Encumbrance	3.18(k)(xv)
Permitted Liens	8.3
Person	8.3
Personal Data	3.18(k)(xvi)
Protected Health Information	3.18(k)(xvii)
Regulatory Laws	8.3
Related Persons	4.10(e)
Representatives	8.3
Required Information	5.19(c)(ii)
SEC	1.1(b)
Securities Act	3.4(b)(i)
Share Issuance	8.3
Software	3.18(k)(xviii)
SOX	3.5(a)
Stock Electing Company Share	2.1(b)(ii)(C)
Stock Election	2.1(b)(ii)(C)
Subsequent Merger	Recitals
Subsidiary	8.3
Surviving Company	1.4(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.21
Tax(es)	3.14(p)(i)
Tax Return	3.14(p)(ii)
Termination Fee	7.3(c)(v)
Trademarks	3.18(k)(xix)
Transactions	1.2
Voting Agreements	Recitals
WARN	3.12(a)

I-3